Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Momenta Pharmaceuticals, Inc.

at

$52.50 net per share, in cash,

by

Vigor Sub, Inc.

a wholly owned subsidiary of

Johnson & Johnson

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF THE DAY ON SEPTEMBER 30, 2020

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 19, 2020, by and among Johnson & Johnson, Purchaser and Momenta (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Momenta (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by Momenta stockholders, with Momenta continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Johnson & Johnson. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. As a result of the Merger, Momenta will cease to be a publicly traded company and will become a wholly owned subsidiary of Johnson & Johnson.

The Offer is conditioned upon, among other things, (a) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the absence of any voluntary agreement between Johnson & Johnson and Momenta, on the one hand, and the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”), on the other hand, pursuant to which Johnson & Johnson and Momenta have agreed not to consummate the Offer or the Merger, (b) that, as of immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary (as defined in this Offer to Purchase) in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Johnson & Johnson, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully-diluted basis,

(c) the absence of any law or order issued by any governmental authority that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any U.S. antitrust law brought by a governmental authority that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, or that seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon, (e) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) that is continuing as of immediately prior to the expiration of the Offer and (f) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

THE BOARD OF DIRECTORS OF MOMENTA UNANIMOUSLY RECOMMENDS THAT MOMENTA STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The board of directors of Momenta, among other things, has unanimously (a) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Merger Agreement, (b) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Momenta accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

September 2, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to 12:00 midnight, New York City time, at the end of the day on September 30, 2020, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

Any Momenta stockholder may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined in this Offer to Purchase) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free:

(888) 750-5834

Banks and Brokers may call collect:

(212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), and Vigor Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson (“Purchaser”), have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), contained herein and elsewhere in this Offer to Purchase has been provided to Johnson & Johnson and Purchaser by Momenta or has been taken from or is based upon publicly available documents or records of Momenta on file with the U.S. Securities and Exchange Commission (“SEC”) or other public sources as of the date hereof. Johnson & Johnson and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All outstanding shares of common stock, par value $0.0001 per share, of Momenta (the “Shares”).

Price Offered Per Share	$52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (such amount, or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration of Offer	Expiration of the Offer will occur at 12:00 midnight, New York City time, at the end of the day on September 30, 2020, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement (as defined below); acceptance and payment for Shares is expected to occur on October 1, 2020, unless the Offer is extended pursuant to the terms of the Merger Agreement.

Offeror	Purchaser.

Who is offering to purchase my Shares?

Purchaser, which is a wholly owned subsidiary of Johnson & Johnson, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the Merger (as defined below) and ancillary activities in connection with the Offer and the Merger.

See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Johnson & Johnson and Purchaser”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Johnson & Johnson.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares of Momenta on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because Johnson & Johnson wants to acquire all outstanding equity interests of Momenta. If the Offer is consummated, pursuant to the Merger Agreement, Johnson & Johnson intends to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Momenta would cease to be a publicly traded company and would be a wholly owned subsidiary of Johnson & Johnson.

See Section 12—“Purpose of the Offer; Plans for Momenta”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us through American Stock Transfer & Trust Company, LLC, the depositary and paying agent in the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. Johnson & Johnson, Purchaser and Momenta have entered into an Agreement and Plan of Merger, dated as of August 19, 2020 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Momenta (the “Merger”). If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by Momenta stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer”.

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. The total amount of funds estimated to be required by Johnson & Johnson and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to complete the Merger and to fund payments in respect of outstanding Momenta stock options and outstanding Momenta restricted stock units is approximately $6.5 billion, excluding related fees and expenses. Johnson & Johnson and Purchaser anticipate funding these cash requirements from Johnson & Johnson’s available cash on hand.

See Section 9—“Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	we have sufficient cash on hand to finance the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer and the Merger are not subject to any financing condition; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price) (subject to limited exceptions for (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, and (b) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL), and Johnson & Johnson will have sufficient cash on hand to pay for all such Shares.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on September 30, 2020, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or the Offer is earlier terminated pursuant to and in accordance with the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that these institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit your nominee to tender your Shares by the Expiration Time.

The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Time can be extended in accordance with the Merger Agreement under the following circumstances:

•

If, as of the then-scheduled Expiration Time, any of the Offer Conditions (as defined below) other than the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) is not satisfied or has not been waived, we may (and, if requested by Momenta, must) extend the Offer on one or more occasions for an additional period of up to 15 business days per extension, or any longer period as may be approved by Momenta, to permit the satisfaction of all Offer Conditions.

•

If, as of the then-scheduled Expiration Time, all of the Offer Conditions except the Minimum Condition are satisfied or have been waived, such that the Minimum Condition is the only Offer Condition that is not satisfied, we may (and, if requested by Momenta, must) extend the Offer on one or more occasions for an additional period of up to ten business days per extension, or any longer period as may be approved by Momenta, to permit the Minimum Condition to be satisfied (provided that Purchaser is not required to extend the Offer in these circumstances on more than three occasions, but may, in its sole discretion, elect to do so).

•

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Select Market (“NASDAQ”) that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond January 19, 2021 (or, in the event that the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition (each, as defined below) have not been satisfied as of that date, April 19, 2021). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer and Section 15—“Conditions to the Offer”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of any extension and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1—“Terms of the Offer”.

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•

the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, and the absence of any voluntary agreement between Johnson & Johnson and Momenta, on the one hand, and the U.S. Federal Trade Commission (“FTC”) or the U.S. Department of Justice (the “DOJ”), on the other hand, pursuant to which Johnson & Johnson and Momenta have agreed not to consummate the Offer or the Merger (as further defined in Section 15—“Conditions to the Offer”, the “Antitrust Condition”);

•

that, as of immediately prior to the Expiration Time, the Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Johnson & Johnson, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully-diluted basis (as further defined in Section 15—“Conditions to the Offer”, the “Minimum Condition”);

•

that no governmental authority of competent and applicable jurisdiction has enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal, or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (as further defined in Section 15—“Conditions to the Offer”, the “Restraint Condition”);

•

that there is no pending legal proceeding under any U.S. antitrust law brought by any applicable governmental authority that (a) challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement or (b) seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon (as further defined in Section 15—“Conditions to the Offer”, the “Litigation Condition”);

•

the accuracy of the representations and warranties made by Momenta in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer” (as further defined in Section 15—“Conditions to the Offer”, the “Representations Condition”);

•

that Momenta has not breached or failed to perform in any material respect any covenant or agreement required to be performed, or complied with, by it under the Merger Agreement so that such breach or failure is not cured as of immediately prior to the Expiration Time (as further defined in Section 15—“Conditions to the Offer”, the “Covenant Condition”);

•

that since August 19, 2020, no Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) has arisen that is continuing as of immediately prior to the Expiration Time (as further defined in Section 15—“Conditions to the Offer”, the “MAE Condition”);

•

the receipt by Johnson & Johnson of a certificate, signed by Momenta’s Chief Executive Officer on behalf of Momenta, certifying that the Representations Condition, the Covenant Condition and the MAE Condition have been satisfied; and

•	that the Merger Agreement has not been terminated in accordance with its terms.

Purchaser expressly reserves the right to waive any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of Momenta, we are not permitted to (a) waive or modify the Minimum Condition, the Antitrust Condition or the Restraint Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that is adverse to the Momenta stockholders.

See Section 15—“Conditions to the Offer”.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (a) tender your Shares in the Offer by delivering the certificates for your Shares (“Share Certificates”), together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (b) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, your Shares can be tendered by your broker, dealer, commercial bank, trust company or other nominee through the Depositary. You must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined herein). Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to 12:00 midnight, New York City time, at the end of the day on September 30, 2020, unless we extend the Offer pursuant to the Merger Agreement (i.e., the Expiration Time). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 31, 2020, which is the 60th day after the date of the commencement of the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal (or a manually executed facsimile thereof), with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights”.

What does the Momenta board of directors think of the Offer?

The board of directors of Momenta (the “Momenta Board”), among other things, has unanimously (a) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Merger Agreement, (b) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Momenta accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Momenta”. A more complete description of the reasons for the Momenta Board’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Momenta with the SEC and to be mailed to all Momenta stockholders.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the satisfaction or waiver of the Offer Conditions (as defined below), we will, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

We will pay for Shares that are validly tendered and not validly withdrawn by depositing the aggregate Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of Share Certificates or timely confirmation of a book-entry transfer into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a

properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

If the Offer is completed, will Momenta continue as a public company?

No. As soon as practicable following the Acceptance Time, we expect to complete the Merger pursuant to applicable provisions of Delaware law and take steps to ensure that the Shares will cease to be publicly traded.

See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares on a fully-diluted basis, then, in accordance with the terms of the Merger Agreement, and subject to the satisfaction of or waiver of the conditions to the Merger as described in Section 1—“Terms of the Offer”, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger Agreement by Momenta stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without the prior written consent of Momenta) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Momenta stockholders who have not tendered their Shares in the Offer (a) will not be required to vote on the adoption of the Merger Agreement, (b) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (c) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and less any required withholding taxes.

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for Momenta—Merger Without a Stockholder Vote” and Section 16—“Certain Legal Matters; Regulatory Approvals”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and the conditions to the Merger described in Section 11—“The Transaction Agreements” are satisfied or waived, the Merger will be consummated as soon as practicable following the Acceptance Time in accordance with the terms of the Merger Agreement and without a vote by the Momenta stockholders, and at the Effective Time, each Share outstanding prior to the Effective Time (other than (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier and no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On August 18, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $30.81 per Share. On September 1, 2020 the last full trading day before the commencement of the Offer, the reported closing sale price on NASDAQ was $52.15 per Share.

See Section 6—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Johnson & Johnson, Momenta will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on the Shares.

See Section 6—“Price Range of Shares; Dividends”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Momenta stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. From and after the Effective Time, Shares held by Momenta stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive an amount as may be determined pursuant to Section 262 of the DGCL.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and a copy of Section 262 of the DGCL has been filed as Annex III to Momenta’s Solicitation/Recommendation Statement on Schedule 14D-9.

What will happen to my stock options in the Offer?

Stock options to purchase Shares (“Momenta Options”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, 15 business days prior to, and conditional upon the occurrence of, the Effective Time, each outstanding Momenta Option that is an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, will become fully exercisable. Immediately prior to the Effective Time, each outstanding Momenta Option will be canceled as of the Effective Time and converted into a vested right to receive an amount in cash, without interest, equal to the product of (a) the number of Shares underlying such Momenta Option immediately prior to the Effective Time and (b) the amount, if any, by which the Offer Price exceeds the per Share exercise price of such Momenta Option, less any required withholding taxes. Each Momenta Option with an exercise price equal to or greater than the Offer Price will be canceled without consideration.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Momenta Equity Awards”.

What will happen to my restricted stock units in the Offer?

Restricted stock units in respect of Shares (“Momenta RSUs”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding Momenta RSU will be canceled as of the Effective Time and converted into a vested right to receive an amount in cash, without interest, equal to the product of (a) the number of Shares underlying such Momenta RSU immediately prior to the Effective Time and (b) the Offer Price, less any required withholding taxes.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Momenta Equity Awards”.

What will happen to my rights to purchase Shares under the Momenta Pharmaceuticals, Inc. 2004 Employee Stock Purchase Plan?

Rights to purchase Shares under the Momenta Pharmaceuticals, Inc. 2004 Employee Stock Purchase Plan (the “ESPP”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, if the offering period under the ESPP in effect on the date of the Merger Agreement has not already ended, such offering period will terminate no later than two business days prior to the Acceptance Time, and all participant contributions then in the ESPP will be used to purchase Shares on the date of such termination in accordance with the terms of the ESPP. All Shares purchased under the ESPP will be treated identically with all other Shares in connection with the transactions contemplated by the Merger Agreement. No further purchase period will commence under the ESPP after the offering period under the ESPP in effect on the date of the Merger Agreement ends. Prior to the Effective Time, Momenta, the Momenta Board or its compensation committee will take all actions necessary pursuant to the terms of the ESPP to terminate the ESPP as of the day immediately prior to the Effective Time.

See Section 11—“The Transaction Agreements—Merger Agreement—Treatment of Momenta Equity Awards”.

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Stockholders may call Innisfree M&A Incorporated toll free at (888) 750-5834 and banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Momenta Pharmaceuticals, Inc.:

Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta”), at a price of $52.50 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 19, 2020, by and among Johnson & Johnson, Purchaser and Momenta (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Momenta (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by Momenta stockholders, with Momenta continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Johnson & Johnson (the “Surviving Corporation”). At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Johnson & Johnson, Purchaser, Momenta, or by any of their direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. As a result of the Merger, Momenta will cease to be a publicly traded company and will become a wholly owned subsidiary of Johnson & Johnson.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of stock options granted under Momenta’s stock plans (“Momenta Options”) and restricted stock units in respect of Shares (“Momenta RSUs”) in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the absence of any voluntary agreement among Johnson & Johnson and Momenta, on the one hand, and the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”), on the other hand, pursuant to which Johnson & Johnson and Momenta have agreed not to consummate the Offer or the Merger, (b) that, as of immediately prior to the Expiration Time (as defined below), the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer, and received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), together with the Shares then owned by Johnson & Johnson, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully-diluted basis (the “Minimum

Condition”), (c) the absence of any law or order issued by any governmental authority that has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement, (d) the absence of any pending legal proceeding under any U.S. antitrust law brought by a governmental authority that challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement, or that seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon, (e) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) that is continuing as of immediately prior to the Expiration Time and (f) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15—“Conditions to the Offer”. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The board of directors of Momenta (the “Momenta Board”), among other things, has unanimously (a) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Merger Agreement, (b) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Momenta accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Momenta Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Momenta (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Momenta stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “—Background of the Offer” and “—Reasons for the Recommendation of the Company Board”.

Momenta has advised Johnson & Johnson that, as of the close of business on August 21, 2020, 119,029,280 Shares were outstanding, 5,783,559 Shares were issuable pursuant to outstanding Momenta Options and 1,821,310 Shares were subject to issuance upon settlement of outstanding Momenta RSUs.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Momenta immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

If Purchaser consummates the Offer and the conditions to the Merger specified in the Merger Agreement are satisfied or waived, Purchaser will consummate the Merger in accordance with Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Momenta stockholders.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger (or for cash upon exercise of appraisal rights) are described in Section 5—“Material United States Federal Income Tax Consequences”.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Momenta stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Momenta stockholders must properly and validly demand their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time (as defined below) and not validly withdrawn as permitted under Section 4—“Withdrawal Rights”. The term “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on September 30, 2020, which is the date that is 20 business days after the commencement of the Offer, unless Purchaser has extended the Offer pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, that the Merger Agreement has not been terminated in accordance with its terms and the satisfaction of the other conditions described in Section 15—“Conditions to the Offer”.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if, as of the then-scheduled Expiration Time, any of the Offer Conditions other than the Minimum Condition is not satisfied or has not been waived, we may (and, if requested by Momenta, must) extend the Offer on one or more occasions for an additional period of up to 15 business days per extension, or any longer period as may be approved by Momenta, to permit the satisfaction of all Offer Conditions.

In addition, if, as of the then-scheduled Expiration Time, all of the Offer Conditions except the Minimum Condition are satisfied or have been waived, such that the Minimum Condition is the only Offer Condition that is not satisfied, we may (and, if requested by Momenta, must) extend the Offer on one or more occasions for an additional period of up to ten business days per extension, or any longer period as may be approved by Momenta, to permit the Minimum Condition to be satisfied (provided that Purchaser is not required to extend the Offer in these circumstances on more than three occasions, but may, in its sole discretion, elect to do so).

We also must extend the Offer as required by applicable legal requirements and any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ that is applicable to the Offer.

However, in no event will Purchaser be required to extend the Offer beyond January 19, 2021 (or, in the event that the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition (each as defined in Section 15—“Conditions to the Offer”) have not been satisfied as of that date, April 19, 2021). If we extend the Offer, the extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser expressly reserves the right to waive any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of Momenta, we are not permitted to (a) waive or modify the Minimum Condition, the Antitrust Condition or the Restraint Condition (each as defined in Section 15—“Conditions to the Offer”), (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that is adverse to the Momenta stockholders.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement of the extension, termination or amendment, and any announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, and we will notify the Depositary of any extension. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, the increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether those Shares were tendered before or after the announcement of the increase in consideration.

There will not be a “subsequent offering period” (as defined in Rule 14d-1 of the Exchange Act) for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the SEC, not to accept for payment any Shares if, as of immediately prior to the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 15— “Conditions to the Offer”. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements—Merger Agreement—Termination”.

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Momenta stockholders.

The Merger will become effective upon the filing of a certificate of merger with respect to the Merger with the Secretary of State for the State of Delaware in accordance with the DGCL, or a later time and day as may be agreed in writing by the parties and specified in the certificate of merger. We refer to the time and day the Merger becomes effective as the “Effective Time”.

Momenta has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Momenta as of August 31, 2020 provided to us by Momenta and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose nominees, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Johnson & Johnson or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, and Johnson & Johnson will cause Purchaser to, as promptly as practicable following the Acceptance Time, accept for payment and, promptly following the Acceptance Time, pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing an Agent’s Message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time.

If you hold Shares in “street” name through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, as discussed in greater detail below. Please contact the Information Agent (as defined below) for assistance.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make a book-entry delivery of Shares by causing the DTC to transfer such Shares into the Depositary’s account at the DTC in accordance with the DTC’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer at the DTC, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless the registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after (a) timely receipt by the Depositary of Share Certificates for such Shares or a Book-Entry Confirmation pursuant to the procedures set forth in this Section 3, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which the Notice of Guaranteed Delivery relates are received by the Depositary in accordance with the procedures set forth in Section 251(h) of the DGCL.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the DTC, is at the option and the risk of the tendering stockholder and the delivery will be deemed made, and the risk of loss of such Share Certificate(s) and other documents will pass, only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal or the Book-Entry Confirmation, as applicable, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Johnson & Johnson, Purchaser, Momenta, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as the stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the stockholder’s rights with respect to Shares tendered by the stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. The appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by the stockholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Momenta’s stockholders, actions by written consent in lieu of a stockholder meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Momenta’s stockholders.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 31, 2020.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the DTC to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Johnson & Johnson, Purchaser, Momenta, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Momenta whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (a) persons that are subject to special expatriation rules; (b) financial institutions; (c) insurance companies; (d) dealers or traders in securities or currencies or notional principal contracts; (e) tax-exempt entities; (f) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (g) stockholders subject to the alternative minimum tax; (h) regulated investment companies; (i) real estate investment trusts; (j) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (k) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (l) persons that have a “functional currency” other than the U.S. dollar; (m) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; and (n) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (ii) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a

beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. If a partnership (or other entity treatable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you generally will recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (a) the amount of cash you receive and (b) your adjusted tax basis in your Shares. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments you receive as a Non-U.S. Holder with respect to Shares that you exchange in the Offer or the Merger (as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (a) you will be subject to U.S. federal income tax generally in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (b) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger (as a result of exercising appraisal rights) will be subject to backup withholding, currently at a rate of 24%, with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger, unless you (a) are a corporation, a Non-U.S. Holder or another exempt recipient or (b) provide your taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against your U.S.

federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares; Dividends.

The Shares trade on NASDAQ under the symbol “MNTA”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2018
Second Quarter	$24.90	$16.95
Third Quarter	$32.20	$20.05
Fourth Quarter	$26.48	$10.10
Fiscal Year Ended December 31, 2019
First Quarter	$16.11	$9.55
Second Quarter	$15.15	$11.41
Third Quarter	$14.48	$9.51
Fourth Quarter	$20.94	$12.21
Fiscal Year Ending December 31, 2020
First Quarter	$34.83	$18.50
Second Quarter	$39.88	$23.14
Third Quarter (through September 1, 2020)	$52.33	$26.86

On August 18, 2020, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NASDAQ was $30.81 per Share. On September 1, 2020, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NASDAQ was $52.15. Stockholders are urged to obtain a current market quotation for Shares.

According to Momenta’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC, Momenta has never declared or paid any cash dividends on the Shares. Under the Merger Agreement, Momenta is not permitted to declare, set aside, make or pay any dividends with respect to the Shares without the prior written consent of Johnson & Johnson.

7.	Certain Information Concerning Momenta.

General. Momenta was originally incorporated under the laws of the State of Delaware in May 2001 under the name Mimeon, Inc. In September 2002, Momenta amended its certificate of incorporation to change its name to Momenta Pharmaceuticals, Inc. Momenta’s common stock is listed on NASDAQ under the symbol “MNTA”. The address of Momenta’s principal executive office is 301 Binney Street, Cambridge, Massachusetts 02142. The telephone number of Momenta’s principal executive office is (617) 491-9700.

The following description of Momenta and its business has been derived from Momenta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is qualified in its entirety by reference to that report. Momenta is a biotechnology company focused on the discovery and development of novel biologic therapies for the treatment of rare immune-mediated diseases. Momenta’s goal is to develop molecules that drive significant advances in the control over or cure of immune-driven disease. Momenta’s initial focus in immune biology has been to explore the interaction between antibodies, which are components of the humoral immune system, and the receptors which bind to the fragment crystallizable region of antibodies and modulate the immune cascade.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Momenta is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Momenta’s directors and officers, their remuneration, stock options granted to them, the principal holders of Momenta’s securities, any material interests of those persons in transactions with Momenta and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 24, 2020. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any of the foregoing information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Momenta or any of its subsidiaries or affiliates or for any failure by Momenta to disclose any events which may have occurred or may affect the significance or accuracy of the foregoing information.

Certain Projections. Momenta provided the Momenta Board and its financial advisors with selected unaudited financial projections. Such information was not provided to Johnson & Johnson, but is described in the Schedule 14D-9, which is being filed with the SEC on the date of this Offer to Purchase and is being mailed to Momenta’s stockholders together with this Offer to Purchase. Momenta’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

8.	Certain Information Concerning Johnson & Johnson and Purchaser.

Johnson & Johnson is a corporation incorporated under the laws of the State of New Jersey, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of Johnson & Johnson is (732) 524-0400.

The following description of Johnson & Johnson and its business has been derived from Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and is qualified in its entirety by reference to that report. Johnson & Johnson and its subsidiaries have approximately 132,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. Johnson & Johnson is a holding company, with operating companies conducting business in virtually all countries of the world. Johnson & Johnson’s primary focus is the research and development, manufacture and sale of a broad range of products in the health care field.

Purchaser is a corporation incorporated under the laws of the State of Delaware, with its principal executive offices located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. The telephone number of Purchaser is (732) 524-0400. Purchaser is a wholly owned subsidiary of Johnson & Johnson. Purchaser was incorporated on August 13, 2020 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those incidental to its formation or those contemplated by the Merger Agreement, and has no assets or liabilities other than those contemplated by the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Momenta will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities, other than those contemplated by the Merger Agreement. Prior to the Effective Time, Purchaser will not engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Johnson & Johnson and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Johnson & Johnson or Purchaser or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Johnson & Johnson or Purchaser or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Johnson & Johnson or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Johnson & Johnson or Purchaser or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Johnson & Johnson or Purchaser or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of Momenta (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Johnson & Johnson or Purchaser or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Momenta or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contacts between Johnson & Johnson or Purchaser or any of their subsidiaries, or, to the best knowledge of Johnson & Johnson and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Momenta or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Johnson & Johnson and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The obligations of Johnson & Johnson and Purchaser under the Merger Agreement are not conditioned upon Johnson & Johnson’s or Purchaser’s ability to obtain financing to consummate the transactions contemplated by the Merger Agreement. Johnson & Johnson and Purchaser have represented to Momenta that Johnson & Johnson and Purchaser will have sufficient funds for the satisfaction of their obligations under the Merger Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the Momenta Options and the Momenta RSUs and to pay all related fees and expenses required to be paid by Johnson & Johnson or Purchaser pursuant to the terms of the Merger Agreement. Johnson & Johnson estimates that the total amount of funds required by Johnson & Johnson and Purchaser to consummate the Offer and the Merger and to fund payments in respect of outstanding Momenta Options and Momenta RSUs is approximately $6.5 billion, excluding related fees and expenses. Johnson & Johnson and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses entirely with available cash.

10.	Background of the Offer; Past Contacts or Negotiations with Momenta.

From time to time in the ordinary course of business, the management and board of directors of Johnson & Johnson (the “Johnson & Johnson Board”) evaluate various business opportunities in an effort to enhance stockholder value and to complement and enhance its existing businesses. As part of this process, the management and board of directors of Johnson & Johnson consider a number of potential collaboration and licensing relationships and other strategic transactions, including potential acquisitions.

In early January 2019, at the J.P. Morgan Healthcare Conference, senior members of Johnson & Johnson’s business development and research and development teams attended a meeting with Dr. Young Kwon, Momenta’s Chief Financial and Business Officer, and other members of Momenta management, during which the representatives of Johnson & Johnson expressed interest in learning more about Momenta’s product candidates and potentially exploring a partnership or other strategic collaboration with respect to Momenta’s immunology capabilities. The parties agreed to remain in contact, and Dr. Kwon indicated that Momenta would be willing to facilitate further discussions to assist in Johnson & Johnson’s evaluation of a potential partnership or strategic collaboration arrangement with Momenta, subject to the execution of a customary confidentiality agreement.

In April 2019, an affiliate of Johnson & Johnson entered into a confidentiality agreement with Momenta to facilitate further discussions with respect to a potential partnership or strategic collaboration.

From April 2019 through October 2019, representatives of Johnson & Johnson contacted representatives of Momenta’s management from time to time to discuss developments within Momenta and to further discuss potential partnership or collaboration opportunities.

In October 2019, senior members of Johnson & Johnson’s business development and research and development teams attended a meeting with Craig A. Wheeler, Momenta’s Chief Executive Officer and member of the Momenta Board, and Dr. Kwon, during which the representatives of Johnson & Johnson expressed Johnson & Johnson’s potential interest in exploring a licensing or other strategic transaction involving Momenta’s product candidate, nipocalimab (“M281”). Mr. Wheeler acknowledged that Momenta would be receptive to reviewing a proposal from Johnson & Johnson, and also discussed with Johnson & Johnson the potential for a strategic transaction involving the entire company, particularly in light of the relative significance of M281 to Momenta’s portfolio. The parties agreed to remain in contact, should Johnson & Johnson elect to proceed with a proposal with respect to any such strategic transaction.

In December 2019, members of Johnson & Johnson’s business development and research and development teams met with members of Momenta’s management to discuss the status of Momenta’s M281 development program, as well as a high level overview of Momenta’s M254 development program. After discussion, Johnson & Johnson indicated an interest in learning more about M254.

In January 2020, at the J.P. Morgan Healthcare Conference, representatives of Johnson & Johnson attended a meeting with Dr. Kwon, during which Dr. Kwon provided an overview of Momenta and its development programs to the representatives of Johnson & Johnson.

From January 2020 through June 2020, representatives of Johnson & Johnson contacted representatives of Momenta’s management from time to time to learn more about Momenta’s M281 and M254 programs, and to discuss Johnson & Johnson’s continued potential interest in a strategic transaction involving Momenta’s lead programs, although Johnson & Johnson did not provide Momenta with a proposal during that time. During these interactions representatives of Johnson & Johnson discussed the possibility of Johnson & Johnson providing a proposal before Momenta’s anticipated release of topline data from an interim analysis of its Phase 2 Vivacity-MG study of M281, which Momenta had publicly indicated would be released during the second quarter of 2020.

On June 9, 2020, certain members of the Executive Committee of the management of Johnson & Johnson (the “Executive Committee”) discussed with Johnson & Johnson’s business development team the status of the discussions with Momenta regarding a potential acquisition and reviewed potential terms and purchase price considerations for a potential acquisition of Momenta.

On June 18, 2020, certain members of the Executive Committee reviewed the potential terms for a non-binding proposal to acquire all of the outstanding Shares for $50.00 per Share, in cash, and directed the business development team of Johnson & Johnson to continue exploring a potential acquisition of Momenta on such terms.

On June 22, 2020, Johnson & Johnson delivered an oral non-binding proposal to Momenta, later confirmed in writing (the “Initial Proposal”), to acquire all of the outstanding Shares for $50.00 per Share, in cash, subject to, among other things, Johnson & Johnson’s completion of due diligence, the approval of the Johnson & Johnson Board and the negotiation and execution of a definitive agreement containing terms mutually acceptable to Johnson & Johnson and Momenta.

On June 26, 2020, Mr. Wheeler and Dr. Kwon communicated to representatives of Johnson & Johnson that, while Momenta was potentially receptive to a strategic transaction with Johnson & Johnson, the offer price reflected in the Initial Proposal was insufficient. Mr. Wheeler indicated that Momenta would be willing to provide limited high-priority diligence to help Johnson & Johnson improve its proposed offer price, subject to the execution of a customary confidentiality agreement with respect to the potential strategic transaction. Mr. Wheeler also informed Johnson & Johnson that Momenta would expect an updated proposal by early July, at which point Momenta would be willing to provide access to additional due diligence information.

On July 1, 2020, an affiliate of Johnson & Johnson entered into a confidentiality agreement with Momenta with respect to the potential strategic transaction, which contained customary standstill provisions, and Momenta provided access to a virtual data room to Johnson & Johnson’s representatives, which contained certain high-priority due diligence materials related to Momenta and its product candidates.

Between July 1, 2020 and July 21, 2020, Johnson & Johnson continued its due diligence process, and representatives of Momenta participated in various due diligence calls and telephonic meetings with representatives of Johnson & Johnson, and responded to various supplemental due diligence requests from Johnson & Johnson.

On July 21, 2020, certain members of the Executive Committee discussed with Johnson & Johnson’s business development team the status of the ongoing due diligence process and the potential terms for a revised non-binding proposal to acquire all of the outstanding Shares for $54.00 per Share, in cash, and directed the business development team to continue exploring a potential acquisition of Momenta on such terms.

Later that day, Johnson & Johnson delivered an oral non-binding proposal to Momenta, later confirmed in writing (the “July 21 Proposal”), to acquire all of the outstanding Shares for $54.00 per Share, in cash, subject to Johnson & Johnson’s completion of due diligence.

Later that night, Mr. Wheeler contacted representatives of Johnson & Johnson to indicate that, on the basis of the July 21 Proposal, Momenta would be prepared to provide additional due diligence materials to Johnson & Johnson. Shortly following that communication, Momenta provided access to Johnson & Johnson and its representatives to additional due diligence materials with respect to Momenta, and representatives of Latham & Watkins LLP, outside counsel of Momenta (“Latham & Watkins”), delivered a draft of the Merger Agreement to representatives of Cravath, Swaine & Moore LLP (“Cravath”), outside counsel of Johnson & Johnson.

From July 21, 2020 until the signing of the Merger Agreement, Johnson & Johnson continued its due diligence process, and Johnson & Johnson and Momenta engaged in extensive due diligence presentations and discussions, including a significant number of due diligence meetings and telephone/video calls to discuss various topics.

On July 27, 2020, Cravath delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins. Thereafter, the management teams and their respective advisors continued to engage in discussion and negotiation of the draft Merger Agreement in parallel with Johnson & Johnson’s on-going due diligence investigations.

On July 30, 2020, representatives of Johnson & Johnson communicated to Mr. Wheeler that Johnson & Johnson’s due diligence review of Momenta was nearly complete, and that, based on their review, Johnson & Johnson would provide Momenta with an update to the July 21 Proposal once its remaining due diligence was substantially complete.

On August 5, 2020, representatives of Johnson & Johnson met with representatives of Momenta’s management, during which meeting Johnson & Johnson confirmed that its due diligence review of Momenta was substantially complete, and reiterated that it would be prepared to provide an updated proposal in the near future. Later that day, Mr. Wheeler indicated to representatives of Johnson & Johnson that Momenta would need to turn its focus to financing activities if Momenta did not receive Johnson & Johnson’s revised proposal by August 8, 2020. The representatives of Johnson & Johnson confirmed that they intended to provide an update by that date.

On August 8, 2020, representatives of Johnson & Johnson contacted Mr. Wheeler and Dr. Kwon, via videoconference, to inform Momenta that, based on its due diligence review, Johnson & Johnson would be prepared to acquire all of the outstanding Shares for $52.00 per Share, in cash. Following negotiations with Mr. Wheeler and Dr. Kwon, the representatives of Johnson & Johnson indicated that Johnson & Johnson would be prepared to increase its offer to acquire all of the outstanding Shares to $52.50 per Share, in cash (the “August 8 Proposal”), which would be subject to approval of Johnson & Johnson’s senior executive management and the Johnson & Johnson Board and a satisfactory resolution of the remaining open issues on the terms of the Merger Agreement.

Later that evening, Mr. Wheeler contacted representatives of Johnson & Johnson to confirm that Momenta would be willing to continue discussions with Johnson & Johnson on the basis of the August 8 Proposal. Mr. Wheeler expressed the importance to Momenta of finalizing the transaction quickly, and requested a discussion with Alex Gorsky, Johnson & Johnson’s Chief Executive Officer and Chairman of the Johnson & Johnson Board, to provide assurances that Johnson & Johnson’s management team supported the potential transaction on the proposed terms and Johnson & Johnson would be in a position to finalize the transaction quickly, and to understand the timing of when the Johnson & Johnson Board would be meeting to review the potential transaction. The next day, representatives of Johnson & Johnson contacted Mr. Wheeler to inform him that the Johnson & Johnson Board would not be able to review the transaction until August 18, 2020. Representatives of Johnson & Johnson also indicated that Mr. Gorsky would contact Mr. Wheeler on August 14, 2020.

On August 12, 2020, the Executive Committee held a meeting at which it reviewed the status of the ongoing negotiations with respect to the proposed transaction and the terms of the August 8 Proposal.

On August 14, 2020, Mr. Gorsky contacted Mr. Wheeler and expressed the support of Johnson & Johnson’s management team for the proposed transaction and his belief that there was significant value in the transaction for Johnson & Johnson. Mr. Gorksy said that the Johnson & Johnson Board was meeting on August 18, 2020 and he and the rest of Johnson & Johnson’s management team were confident that the Johnson & Johnson Board would also be supportive.

Later that day, on August 14, 2020, representatives of Cravath and representatives of Latham & Watkins discussed the key terms of the Merger Agreement that the parties were continuing to negotiate, including certain closing conditions, the termination rights and the amount of, and the conditions under which Momenta would be required to pay, the termination fee.

Between August 14, 2020 and August 18, 2020, the parties finalized the negotiation of all of the open issues in the Merger Agreement. As part of this resolution, among other things, the parties agreed that the termination fee would be equal to $205.0 million, or approximately 3.1% of the aggregate equity value of the transaction.

On August 18, the Executive Committee held a meeting at which it directed that the proposed transaction be submitted to the Johnson & Johnson Board for approval. Later that day, the Johnson & Johnson Board formally approved and authorized the transaction and the execution and delivery by Johnson & Johnson of the Merger Agreement.

Later that evening, representatives of Cravath contacted representatives of Latham & Watkins to confirm that the Johnson & Johnson Board had approved the proposed Merger Agreement.

In the early morning on August 19, 2020, Johnson & Johnson, Purchaser and Momenta executed and delivered the Merger Agreement. Prior to the opening of U.S. stock markets on August 19, 2020, Johnson & Johnson and Momenta each issued a press release announcing the execution of the Merger Agreement.

11.	The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the Confidentiality Agreement (as defined below) and the Retention Agreements (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following summaries do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO (or in case of the Retention Agreements, by Momenta to the Schedule 14D-9). Momenta stockholders and other interested parties should read the Merger Agreement, the Confidentiality Agreement and the Retention Agreements in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Johnson & Johnson and Purchaser”.

The Merger Agreement and the summary included below are not intended to provide any factual information about Momenta, its stockholders or executives, Johnson & Johnson or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Momenta to Johnson & Johnson and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about Momenta, Johnson & Johnson or Purchaser made in this Offer to Purchase, the Schedule 14D-9 or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures.

The Merger Agreement

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (but in no event more than ten business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Purchaser will, at or as promptly as practicable following the Expiration Time (but in any event within one business day thereafter), irrevocably accept for payment, and, promptly following acceptance for payment, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at midnight, New York time, at the end of the day on September 30, 2020, which is the date that is 20 business days after the date the Offer is first commenced. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.

The obligations of Purchaser to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction or, if permissible under applicable law, waiver of the Offer Conditions described in Section 15—“Conditions to the Offer”. Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer. However, without the prior written consent of Momenta, Purchaser may not:

•	waive or modify the Minimum Condition, the Antitrust Condition or the Restraint Condition;

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement;

•	imposes conditions to the Offer other than the Offer Conditions, as described in Section 15—“Conditions to the Offer”; or

•	amends any term or condition of the Offer in any manner that is adverse to the Momenta stockholders.

The Merger Agreement contains provisions that govern the circumstances in which Purchaser is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:

•

Purchaser must extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ that is applicable to the Offer;

•

in the event that any of the Offer Conditions, as described in Section 15—“Conditions to the Offer”, other than the Minimum Condition, are not satisfied or waived as of the time the Offer is scheduled to expire, Purchaser may (and, if requested by Momenta, is required to) extend the Offer for one or more successive extension periods of up to 15 business days each (or any longer period as may be approved in advance by Momenta) in order to permit the satisfaction of all of the conditions to the Offer; and

•

in the event that all of the Offer Conditions, as described in Section 15—“Conditions to the Offer”, have been satisfied or waived, except that the Minimum Condition has not been satisfied, as of the time the Offer is scheduled to expire, Purchaser may (and, if requested by Momenta, is required to) extend the Offer for one or more successive extensions of ten business days each or any longer period as may be approved in advance by Momenta (provided that Purchaser is not required in these circumstances to extend the Offer on more than three occasions, but may, in its sole discretion, elect to do so).

Notwithstanding the foregoing, Purchaser is not, however, required to extend the Offer beyond the Termination Date (as defined below in the subsection “—Termination”). In the event that the Merger Agreement is validly terminated, Purchaser will irrevocably and unconditionally terminate the Offer and promptly return all tendered Shares to the registered holders thereof.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL, at the Effective Time, Purchaser will be merged with and into Momenta, the separate corporate existence of Purchaser will cease and Momenta will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Johnson & Johnson.

The Merger will be effected in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. The closing of the Merger (which we refer to as the “Closing”) will take place as soon as practicable following the Acceptance Time and the satisfaction or, if permissible under applicable law, waiver of the conditions to the Merger described in the subsection “—Conditions to the Merger”, and in any event no later than two business days thereafter. On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective. The Merger will become effective at the time and day of the filing of the Certificate of the Merger with the Secretary of State of the State of Delaware, or a later time and day as may be agreed in writing by the parties and specified in the Certificate of Merger.

Certificate of Incorporation and Bylaws. At the Effective Time, subject to the provisions of the Merger Agreement described in “—Directors’ and Officers’ Indemnification and Insurance” below, (a) the certificate of incorporation of Momenta will be amended and restated in its entirety to read as set forth on Annex B to the Merger Agreement, and (b) the bylaws of Momenta will be amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation will be Momenta Pharmaceuticals, Inc.).

Directors and Officers. From and after the Effective Time, until their successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Momenta immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Effect on Capital Stock. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:

•

each Share that is outstanding immediately prior to the Effective Time (excluding (A) Canceled Shares, (B) Accepted Shares and (C) any Dissenting Shares (each as defined below)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price (which we refer to as the “Merger Consideration”), without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares;

•

each Share (A) owned by Johnson & Johnson, Purchaser or Momenta, or by any direct or indirect wholly owned subsidiary of Johnson & Johnson, Purchaser or Momenta, in each case at the commencement of the Offer and immediately prior to the Effective Time (which we refer to as the “Canceled Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (which we refer to as the “Accepted Shares”), will, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefor by virtue of the Merger; and

•

each share of common stock, par value $0.01 per share, of Purchaser that is outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Shares held by Momenta stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but instead will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares that are held by Momenta stockholders who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and less any required withholding tax, upon compliance with the applicable procedures set forth in the Merger Agreement with respect to the surrender of certificates representing Shares or the book-entry transfer of Shares.

From and after the Effective Time, all Shares will no longer be outstanding and will automatically cease to exist, and will cease to have any rights with respect thereto, except as specified above.

Treatment of Momenta Equity Awards. Pursuant to the terms of the Merger Agreement:

•

15 business days prior to, and conditional upon the occurrence of, the Effective Time, each outstanding Momenta Option that is an incentive stock option within the meaning of Section 422(b) of the Code, whether vested or unvested, will become fully exercisable;

•

immediately prior to the Effective Time, each outstanding Momenta Option will be canceled as of the Effective Time and converted into a vested right to receive an amount in cash, without interest, equal to the product of (i) the number of Momenta Shares underlying such Momenta Option immediately prior to the Effective Time and (ii) the amount, if any, by which the Offer Price exceeds the per Share exercise price of such Momenta Option, less any required withholding taxes, with each Momenta Option with an exercise price equal to or greater than the Offer Price being canceled without consideration; and

•

immediately prior to the Effective Time, each outstanding Momenta RSU will be canceled as of the Effective Time and converted into a vested right to receive an amount in cash, without interest, equal to the product of (i) the number of Momenta Shares underlying such Momenta RSU immediately prior to the Effective Time and (ii) the Offer Price, less any required withholding taxes.

Pursuant to the Merger Agreement, Momenta will provide that the current offering period under the ESPP will be the final offering period, no new participant may join the current offering period and no current participant may increase his or her payroll deductions during the current offering period. The current offering period will terminate no later than two business days prior to the Acceptance Time, with all accumulated payroll deductions being used to purchase Momenta Shares in accordance with the terms of the ESPP, and all Momenta Shares so purchased will be treated identically with all other Momenta Shares in connection with the transactions contemplated by the Merger Agreement.

Representations and Warranties. In the Merger Agreement, Momenta has made customary representations and warranties to Johnson & Johnson and Purchaser, which are qualified by information set forth in a confidential disclosure letter of Momenta provided to Johnson & Johnson and Purchaser in connection with the execution of the Merger Agreement and certain disclosures in Momenta’s SEC filings since January 1, 2018 and publicly available prior to the date of the Merger Agreement, including representations and warranties relating to: organization and qualification; capitalization; subsidiaries; corporate power and authority; enforceability of the Merger Agreement; the vote of Momenta stockholders required to approve the Merger if Section 251(h) of the DGCL was not in effect; required governmental authorizations; non-contravention of applicable law and orders and Momenta’s organizational documents and contracts; SEC filings, financial statements and internal controls; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below); the absence of certain changes to the business of Momenta since June 30, 2020; information provided or included in the Schedule TO and other documents relating to the Offer; brokers’ fees; employee benefit plans; litigation; taxes; compliance with laws and permits; environmental matters; intellectual property; real property; material contracts; regulatory compliance; insurance; compliance with anti-bribery and anti-money laundering laws; Rule 14d-10 matters; related party transactions; the opinions of its financial advisors; and the inapplicability of state takeover laws. Each of Johnson & Johnson and Purchaser has made customary representations and warranties to Momenta with respect to, among other matters: organization and qualification; corporate power and authority; the enforceability of the Merger Agreement; information provided or included in the Schedule TO and other documents relating to the Offer; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; litigation; that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; availability of sufficient funds; operation of Purchaser; and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by Momenta are qualified as to “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each, an “Effect”), that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Momenta and its subsidiaries, taken as a whole. However, no Effect to the extent resulting from, attributable to or arising out of any of the following will be deemed to be or constitute a “Company Material Adverse Effect”, or be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except, in the case of clauses (a) through (f) below, to the extent these Effects disproportionately affect Momenta and its subsidiaries relative to other companies operating in any industry or industries in which Momenta or its subsidiaries operate, in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has occurred a “Company Material Adverse Effect”:

(a)	general economic conditions (or changes in these conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)

conditions (or changes in these conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)	conditions (or changes in these conditions) in the pharmaceutical or biotechnology industries;

(d)

political conditions (or changes in these conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(e)

earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f)

changes in law or other legal or regulatory conditions (or the interpretation thereof), any quarantine, “shelter in place” or other similar law, directive or guidance promulgated by any governmental authority (“COVID-19 Measures”) or any change in any COVID-19 Measures (or the interpretation thereof), or changes in GAAP or other accounting standards (or the interpretation thereof);

(g)

the announcement of the Merger Agreement, the consummation of the transactions contemplated by it or the identity of Johnson & Johnson, Purchaser or their affiliates as the acquiror of Momenta, including (i) any departure or termination of any officers, directors, employees or independent contractors of Momenta or its subsidiaries as a result thereof or in connection therewith and (ii) any legal proceedings made or brought on or after the date of the Merger Agreement by current or former Momenta stockholders (on their own behalf or on behalf of Momenta) directly arising out of the Merger Agreement or the transactions contemplated by it (provided that the exception described in this clause (g) will not apply with respect to Momenta’s representations and warranties relating to non-contravention of applicable law and orders and Momenta’s organizational documents and contracts);

(h)

(i) any actions taken or failure to take action by Johnson & Johnson or any of its controlled affiliates or (ii) any action taken or failure to take any action by Momenta (A) to which Johnson & Johnson has consented in writing, (B) upon the written request of Johnson & Johnson or (C) that is expressly required or prohibited (as applicable) by the terms of the Merger Agreement. However, the exception in clause (C) will not apply to any action taken or failure to take action pursuant to Momenta’s covenants described in the subsection “—Conduct of Business” below (unless Johnson & Johnson has unreasonably withheld, conditioned or delayed its written consent thereto); or

(i)

changes in Momenta’s stock price or the trading volume of Momenta’s stock, in and of itself, or any failure by Momenta to meet any estimates or expectations of Momenta’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Momenta to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of these changes or failures, unless these changes or failures would otherwise be excepted from the definition of a “Company Material Adverse Effect”).

Pursuant to the Merger Agreement, Momenta has represented that the Momenta Board has (a) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Merger Agreement, (b) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Momenta stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Conduct of Business. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except (a) as set forth in the confidential disclosure letter of Momenta provided to Johnson & Johnson and Purchaser in connection with the execution of the Merger Agreement, (b) as required by applicable law, (c) as consented to in writing by Johnson & Johnson (which will not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, Momenta and its subsidiaries will:

•

conduct its business (including with respect to development programs, clinical and pre-clinical studies, trials, investigations and other research studies) in all material respects according to its ordinary and usual course of business consistent with past practice; and

•

use commercially reasonable efforts to preserve intact its business organization, preserve the present relationships with parties having significant business relationships with Momenta or any of its subsidiaries (including all regulatory agencies with whom Momenta and its subsidiaries have a significant business relationship), and comply with and maintain all material permits (including regulatory permits required to conduct its business and to own, lease and operate its material properties and material assets). However, notwithstanding the foregoing, during any period of full or partial suspension of operations related to COVID-19 or any COVID-19 Measures, Momenta or any of its subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take actions reasonably necessary to protect the health and safety of its employees and other individuals with whom it has business dealings or, following prior consultation with Johnson & Johnson to the extent reasonably practicable, to respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures.

The Merger Agreement also contains specific covenants restricting Momenta and each of its subsidiaries from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement) including, among other things, not to:

•	adopt any amendments to its certificate of incorporation or bylaws (or other similar governing documents);

•

issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any securities of Momenta (including the grant of any equity or equity-based awards under any equity plans of Momenta) or its subsidiaries;

•	acquire or redeem, directly or indirectly, or amend securities of Momenta;

•	split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock;

•

(A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any (1) material assets, (2) services from contract manufacturing organizations or (3) ownership interest in any person or any business or division thereof, (B) sell, lease, license, transfer or otherwise dispose of, or subject to any lien, any material assets of Momenta or any of its subsidiaries, or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	change any financial accounting methods, principles or practices used by it;

•

(A) change any annual tax accounting period or method, (B) make, change or revoke any material tax election, (C) settle or compromise any audit or proceeding in respect of any material tax liabilities, (D) file any material amended tax return, (E) enter into any closing agreement with respect to any material tax, (F) surrender any right to claim a material tax refund or (G) enter into any tax indemnification or tax sharing agreement;

•

(A) provide for any increase in compensation or benefits or pay any amount or benefit under, or grant any awards under, any bonus, incentive, performance or other compensation plan, program, agreement or arrangement; (B) accelerate the time of payment or vesting of any compensation, rights or benefits; (C) take any action to fund or in any other way secure the payment of compensation or benefits; (D) grant any current or former employee, consultant or director of Momenta or any of its subsidiaries change of control, severance, retention or termination compensation or benefits or provide for any increase thereto; or (E) terminate (other than for cause), hire or engage any employee, other than ordinary course hirings to replace departed employees;

•	establish, adopt, enter into, materially amend or terminate any compensation or benefit plan or any collective bargaining or similar labor contract;

•	make or authorize any capital expenditure, or incur any obligations, liabilities or indebtedness in respect thereof;

•	settle any suit, action, claim, proceeding or investigation;

•

apply for or receive any loan under the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act, as may be amended (“CARES Act”), or make any election or take any action pursuant to certain provisions of the CARES Act or of the Families First Coronavirus Response Act, as may be amended;

•

(A) enter into any contract that would, if entered into prior to the date of the Merger Agreement, constitute certain specified types of material contracts or a real property lease, (B) materially modify, materially amend or terminate any material contract or real property lease or waive, release or assign any material rights or material claims thereunder or (C) sublease or license any portion of the real property leased under any real property lease of Momenta or any of its subsidiaries;

•	license, sell, transfer, dispose of, abandon, cancel, knowingly allow to lapse, or fail to renew, maintain or defend any material intellectual property rights of Momenta;

•	initiate or commit to undertake any new clinical trials;

•

exercise any options under certain specified collaboration agreements relating to “co-funding”, “co-commercialization” or similar cost-and-profit participation rights (whether an exercise to “opt in” or “opt out” of these rights) with respect to any of Momenta’s products to which these collaboration agreement relates; or

•	authorize, or agree or commit, in writing or otherwise, to take, any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Johnson & Johnson or Purchaser, directly or indirectly, the right to control or direct the business or operations of Momenta or its subsidiaries prior to the Acceptance Time.

No Solicitation. Except as otherwise described below, Momenta has agreed that it and its subsidiaries will not, and will not authorize or permit any of their representatives to, directly or indirectly:

•

solicit, initiate, knowingly encourage, or knowingly facilitate or assist, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined below);

•

furnish to any third party any non-public information relating to Momenta or its subsidiaries, or afford to any third party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Momenta or its subsidiaries, in any such case with the intent to encourage, facilitate or assist the making, submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

participate or engage in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

adopt, approve or enter into any merger agreement, purchase agreement, letter of intent, memorandum of understanding or similar agreement or contract with respect to an Acquisition Transaction (as defined below); or

•	resolve or agree to do any of the foregoing.

“Acquisition Proposal” means any offer, proposal or indication of interest by a third party to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in: (a) any acquisition by any third party or “group” (as defined under Section 13(d) of the Exchange Act) of beneficial ownership of more than 20% of the outstanding voting securities of Momenta or any tender or exchange offer that, if consummated, would result in any third party or group beneficially owning more than 20% of the outstanding voting securities of Momenta; (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving Momenta or its subsidiaries (i) pursuant to which any third party or group, other than the Momenta stockholders (as a group) immediately prior to the consummation of the transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of the transaction representing more than 20% of the voting power of the surviving or resulting entity or (ii) as a result of which the Momenta stockholders (as a group) would hold, directly or indirectly, equity interests in the surviving or resulting entity of the transaction representing less than 80% of the voting power of the surviving or resulting entity; (c) any sale or disposition of more than 20% of the assets of Momenta and its subsidiaries on a consolidated basis (determined on a fair market value basis); or (d) any liquidation or dissolution of Momenta.

Except as otherwise described below, Momenta has also agreed that Momenta and its subsidiaries will immediately cease all existing discussions or negotiations with any third party conducted prior to the date of the Merger Agreement with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal. Further, Momenta has also agreed to promptly terminate access by any third party to any physical or electronic dataroom relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each third party that has executed a confidentiality agreement relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) promptly return to Momenta or destroy all non-public documents and materials containing non-public information of Momenta that has been furnished by Momenta or any of its representatives to the third party. Momenta and its representatives, however, may inform a person that has made or is considering making an Acquisition Proposal of the non-solicitation provisions of the Merger Agreement as described in this subsection “—No Solicitation” .

Further, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, Momenta will provide Johnson & Johnson with written notice of receipt of an Acquisition Proposal or any inquiries, proposals or offers relating to any Acquisition Proposal, as promptly as practicable and in any event within 24 hours following receipt. Such notice will indicate the identity of the third party making the Acquisition Proposal, inquiry, proposal or offer, and include the material terms and conditions thereof (and the documentation and other written materials received in respect thereof). Momenta has agreed to keep Johnson & Johnson reasonably informed on a prompt and timely basis with respect to the status of or material terms and conditions of any Acquisition Proposal, inquiry or proposal or offer (including any amendments or proposed amendments communicated to Momenta or its representatives with respect to the material terms and copies of any draft or definitive documentation and other written materials thereof).

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, Momenta has received a written, bona fide Acquisition Proposal from any third party that did not result from a material breach of the non-solicitation provisions of the Merger Agreement which are described in this subsection “—No Solicitation” , and the Momenta Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take the actions described in clause (a), (b) or (c) below would be inconsistent with its fiduciary duties under applicable law, then Momenta may (a) enter into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement, (b) furnish information with respect to Momenta to the third party making the Acquisition Proposal (provided that (i) Momenta substantially concurrently provides to Johnson & Johnson any such non-public information to the extent not previously provided to Johnson & Johnson and (ii) Momenta must have entered into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement) and (c) participate and engage in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal (and waive the third party’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit these discussions or negotiations). Prior to or concurrently with Momenta first taking any of the actions described in clauses (a), (b) or (c) of the immediately preceding sentence, Momenta must provide written notice to Johnson & Johnson of the determination of the Momenta Board that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.

Momenta has also agreed that any violation of the non-solicitation provisions of the Merger Agreement by any of its subsidiaries or any of its or their representatives will constitute a breach by Momenta of these provisions.

“Superior Proposal” means a bona fide, written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement as described in this subsection “—No Solicitation” for an Acquisition Transaction on terms that the Momenta Board determines in good faith, after consultation with outside legal counsel and its financial advisor(s), to be (a) more favorable to the Momenta stockholders, from a financial point of view, than the terms of the Offer and Merger (including any adjustment to the terms and conditions proposed by Johnson & Johnson in response to the proposal) and (b) reasonably likely of being completed in accordance with its terms, in the case of each of clauses (a) and (b), taking into account the person making the Acquisition Proposal and the financial, regulatory, legal, financing and other aspects and terms of the Acquisition Proposal that the Momenta Board determines to be appropriate (provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal”, all references to percentages in the definition of “Acquisition Transaction” will be deemed to be references to “50%”).

Momenta Board Recommendation; Termination for a Superior Proposal; Matching Rights. Subject to the provisions described below, the Momenta Board will recommend that the Momenta stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which we refer to as the “Momenta Board Recommendation”. Momenta agreed that neither the Momenta Board nor any committee thereof will: (a) withhold, withdraw, amend, modify or qualify in a manner adverse to Johnson & Johnson or Purchaser, the Momenta Board Recommendation, or publicly propose to do any of the foregoing; (b) approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal; or (c) fail to include the Momenta Board Recommendation in the Schedule 14D-9 (each of clauses (a), (b) and (c), a “Momenta Board Recommendation Change”). However, a “stop, look and listen” communication by the Momenta Board or any committee thereof to Momenta stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to a Momenta Board Recommendation Change.

Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, (i) in response to the receipt of a written, bona fide Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement or the occurrence of an Intervening Event (as defined below), the Momenta Board is permitted to effect a Momenta Board Recommendation Change or, (ii) in response to the receipt of a written, bona fide Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, Momenta is permitted to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, if, in each case all of the following conditions are met:

•

the Momenta Board must determine in good faith (after consultation with outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

•

in the case of receipt of an Acquisition Proposal, the Momenta Board must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that the Acquisition Proposal constitutes a Superior Proposal;

•

Momenta must provide written notice to Johnson & Johnson at least five business days prior to effecting a Momenta Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal of its intent to take such action, specifying the reasons therefor (which we refer to as a “Change of Recommendation/Termination Notice”), including, in the case of receipt of an Acquisition Proposal, the material terms and conditions of the Acquisition Proposal (including a copy of all definitive agreements and documentation in respect thereof);

•

prior to effecting a Momenta Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, Momenta must negotiate with Johnson & Johnson in good faith (to the extent Johnson & Johnson desires to negotiate) during the five business day period to make adjustments to the terms and conditions of the Merger Agreement as would obviate the basis for a Momenta Board Recommendation Change or such termination of the Merger Agreement; and

•

no earlier than the end of the five business day period, the Momenta Board must determine in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any proposed amendments to the terms and conditions of the Merger Agreement agreed to in writing by Johnson & Johnson during the five business day period, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law (and, in the case of receipt of an Acquisition Proposal, that the Acquisition Proposal continues to constitute a Superior Proposal).

Following delivery of a Change of Recommendation/Termination Notice in the case of a Superior Proposal, in the event of any change to the financial terms (including any change to the amount or form of consideration) or other material revision to the terms or conditions thereof, Momenta must provide a new Change of Recommendation/Termination Notice to Johnson & Johnson, and any Momenta Board Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal following delivery of a new Change of Recommendation/Termination Notice will again be subject to the procedures described above, except that references to five business days will be deemed to be two business days.

“Intervening Event” means a change, occurrence, effect, event, circumstance or development that (a) was not known to the Momenta Board prior to the date of the Merger Agreement or, if known, the material consequences of which were not reasonably foreseeable by the Momenta Board as of the date of the Merger Agreement and (b) does not relate to an Acquisition Proposal.

Reasonable Best Efforts. Each of Johnson & Johnson, Purchaser and Momenta has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (a) cause each of the Offer Conditions described in Section 15 — “Conditions to the Offer” and the conditions to the Merger described in the subsection “—Conditions to the Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement; (b) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; (c) obtain all necessary or appropriate consents under any contracts to which Momenta or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by it; and (d) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, neither party, prior to the Effective Time, will be required to, and Momenta will not without the consent of Johnson & Johnson, pay any consent or other similar fee or other consideration to obtain any consent of any third party under any contract.

Antitrust Filings. Each of Johnson & Johnson and Purchaser, on the one hand, and Momenta, on the other hand, has agreed to file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) a notification and report form relating to the Merger Agreement and the transactions contemplated by it (the “HSR Filings”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as soon as practicable after the date of the Merger Agreement but in no event later than September 2, 2020 (unless a later date is mutually agreed between the parties).

Each of Johnson & Johnson and Momenta has agreed to (a) cooperate and coordinate with the other in the making of the HSR Filings, (b) supply the other with any information and documentary material that may be required in order to make the HSR Filings, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign governmental authority responsible for the enforcement of any foreign antitrust law, (d) cooperate with each other and use their respective reasonable best efforts to contest and resist any legal proceeding and to have vacated, lifted, reversed or overturned any order that may result from these legal proceedings, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, and (e) use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, and to avoid any impediment to the consummation of the Offer or the Merger under any antitrust laws, including (i) proffering and consenting and/or agreeing to the sale, divestiture, licensing or other disposition, or the holding separate, of particular assets, categories of assets or portions of any business of Momenta or any of its subsidiaries, (ii) promptly effecting the disposition, licensing or holding separate of particular assets, categories of assets or portions of any business of Momenta or any of its subsidiaries and

(iii) agreeing to limitations on the conduct or actions of Johnson & Johnson and/or its affiliates (including the Surviving Corporation and its subsidiaries) with respect to any particular assets, categories of assets or portions of any business of Momenta or any of its subsidiaries, in each case, as may be required in order to enable the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to occur as soon as reasonably practicable (and in any event no later than the Termination Date) (the actions referred to in clauses (i), (ii) and (iii), “Remedy Actions”).

Notwithstanding the foregoing, neither Johnson & Johnson nor any of its affiliates will be required to proffer, consent to or agree to or effect any Remedy Action (x) with respect to any assets, categories of assets or portions of any business of Momenta or any of its subsidiaries if, in each case, the Remedy Action would, individually or in the aggregate, reasonably be expected to (I) be material to the business, assets or financial condition of Momenta and its subsidiaries, taken as a whole, or (II) be materially detrimental to the benefits Johnson & Johnson and its affiliates expect as a result of the Offer or the Merger, or (y) with respect to any assets, categories of assets or portions of any business of Johnson & Johnson or any of its affiliates (the effects referred to in clauses (x) and (y), a “Burdensome Condition”).

Further, in no event will Johnson & Johnson, Momenta or their respective affiliates be required to proffer, consent to or agree to or effect any Remedy Action that is not conditioned upon the Merger. Neither party will extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the FTC, the DOJ or any other governmental authority not to consummate the transactions contemplated by the Merger Agreement without the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

Each of Johnson & Johnson and Purchaser, on the one hand, and Momenta, on the other hand, has agreed to promptly inform the other of any substantive communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the transactions contemplated by it, including any proceedings initiated by a private party. If any party to the Merger Agreement or an affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the transactions contemplated by the Merger Agreement pursuant to the HSR Act or any other antitrust law with respect to which any filings have been made, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties have also agreed to (a) give the other party reasonable advance notice of and the opportunity to participate in substantive meetings and conference calls with any governmental authority relating to the Offer or the Merger, (b) keep the other party reasonably apprised of any substantive oral communications with any governmental authority in respect of the Offer or the Merger, (c) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other substantive written communications explaining or defending the Offer or the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any governmental authority, (d) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications to or from any governmental authority relating to the Offer or the Merger and (e) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the Antitrust Condition, the Restraint Condition, the Litigation Condition (each as defined in Section 15—“Conditions to the Offer”) and the condition to the Merger relating to the absence of legal prohibitions.

Johnson & Johnson has agreed that neither it nor Purchaser nor any of their controlled affiliates will, after the date of the Merger Agreement, acquire or agree to acquire any rights, business, person or division thereof (by way of license, merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise) or enter into or agree to enter into any joint venture, collaboration, or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair Johnson & Johnson’s ability to obtain the timely expiration or termination of the waiting period under the HSR Act with respect to the transactions contemplated by the Merger Agreement.

Merger. The parties have agreed that, upon the terms and conditions of the Merger Agreement, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 251(h) of the DGCL.

Public Statements and Disclosure. Each of Momenta, Johnson & Johnson and Purchaser has agreed that neither Momenta, on the one hand, nor Johnson & Johnson and Purchaser, on the other hand, will issue any public release or make any public announcement concerning the Merger Agreement or the transactions contemplated by it without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law or applicable stock exchange rules or regulations, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties a reasonable opportunity to comment on such release or announcement in advance of such issuance, subject to certain other exceptions.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the transactions contemplated by the Merger Agreement, Momenta has agreed that Momenta and the Momenta Board will grant any necessary approval and take any necessary action so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement.

Access. Momenta has agreed, subject to certain exceptions, to afford Johnson & Johnson and its representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of Momenta and its subsidiaries and to furnish reasonably promptly to Johnson & Johnson all information (financial or otherwise) concerning its business, properties and personnel as Johnson & Johnson may reasonably request, including with respect to Momenta’s clinical and pre-clinical programs, to the extent reasonably available, and keep Johnson & Johnson reasonably apprised as to any material developments with respect to Momenta’s clinical and pre-clinical programs, in each case, subject to customary exceptions and limitations as well as exceptions and limitations related to COVID-19 or any COVID-19 Measures. Notwithstanding anything to the contrary in the Merger Agreement, Momenta will not be required to prepare any reports, analyses, appraisals or opinions that are not readily available.

Notice of Certain Events. Momenta has agreed to give prompt notice to Johnson & Johnson, and Johnson & Johnson has agreed to give prompt notice to Momenta, (i) of any notice or other communication received from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, if the subject matter of such communication or the failure of such party to obtain the consent could be material to Momenta, the Surviving Corporation or Johnson & Johnson, or (ii) if it obtains Knowledge (as defined in the Merger Agreement) of any breach of its representations, warranties and covenants under the Merger Agreement that would, individually or in the aggregate, reasonably be expected to lead to the failure of any condition to the other party’s obligations to consummate the transactions contemplated by the Merger Agreement.

Section 16(b) Exemption. Momenta has agreed to take all actions reasonably necessary to cause the dispositions of equity securities of Momenta (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of Momenta to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights in favor of Momenta’s or any of its subsidiaries’

current or former directors and officers or any individual serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at Momenta’s or any of its subsidiaries’ request, in each case prior to the Effective Time, who we refer to as “Indemnified Persons”. In addition, all rights to indemnification, expense advancement, and exculpation provided to the Indemnified Persons under the organizational documents of Momenta or its subsidiaries, with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time will continue in full force and effect for six years following the Effective Time.

The Merger Agreement also provides that, prior to the Effective Time, Momenta will purchase a six year “tail” prepaid policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Person during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, on terms with respect to such coverage and amounts no less favorable than Momenta’s existing directors’ and officers’ liability insurance policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage. Notwithstanding the foregoing, if such “tail” prepaid policy is not available at an aggregate cost not greater than a specified amount set forth in Momenta’s confidential disclosure letter, then, prior to the Closing, Momenta will obtain as much comparable insurance as can be obtained at an aggregate cost up to but not exceeding that amount. The Surviving Corporation will maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Employee Matters. With respect to Momenta’s compensation and benefit plans, programs, agreements and arrangements, Johnson & Johnson has (i) acknowledged that the transactions contemplated by the Merger Agreement will constitute a “change of control” for purposes of each such plan, program, agreement and arrangement that contain change of control provisions and (ii) agreed to cause the Surviving Corporation to assume and honor such plans, programs, agreements and arrangements in accordance with their terms.

For twelve months following the Effective Time, Johnson & Johnson has agreed to provide, each Momenta employee who continues employment following the Effective Time with: (i) a base salary or wage rate and annual cash bonus opportunity that is, in each case, no less than the base salary or wage rate and annual cash bonus opportunity provided by Momenta, except that any broad-based decrease in salary and wage rates applied to other similarly situated Johnson & Johnson employees as a result of COVID-19 may also be applied to Momenta employees; (ii) severance benefits that are at least as favorable as those provided under Momenta’s severance policy; and (iii) other compensation and benefits that are, taken as a whole, substantially comparable in the aggregate to either, at Johnson & Johnson’s election, (A) the other compensation and benefits (excluding equity-based compensation, defined benefit pensions or post-employment health or welfare benefits, and retention, change in control or other one-off payments or benefits) provided by Momenta or (B) the other compensation and benefits provided to similarly situated new hires of Johnson & Johnson and its affiliates. Momenta has agreed to provide Johnson & Johnson reasonable access to Momenta employees at least 10 business days prior to the Effective Time to facilitate providing them with Johnson & Johnson’s standard form employment documents for new hires.

The Merger Agreement provides that, to the extent that Johnson & Johnson makes any compensation or benefit plan, program, agreement or arrangement available to Momenta employees on or following the Effective Time, Johnson & Johnson will recognize such employees’ service with Momenta for purposes of (i) vesting (but not eligibility or benefit accrual) under Johnson & Johnson’s defined benefit pension plan, (ii) eligibility and benefit accrual under Johnson & Johnson’s vacation program, (iii) eligibility to participate in Johnson & Johnson’s health or welfare plans (excluding any post-employment plan) and vesting and eligibility under Johnson & Johnson’s 401(k) plan and (iv) eligibility and benefit accrual under Johnson & Johnson’s severance plan, in each case, except to the extent such service was not recognized by Momenta or would result in a duplication of benefits. In addition, Johnson & Johnson will use commercially reasonable efforts to provide that, with respect to health and welfare plans made available to Momenta employees, the Momenta employees will be (A) immediately eligible to participate in such plans and that all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements will be waived to the extent such requirements did not apply under the corresponding Momenta plan and (B) given credit for any expenses incurred before commencing participation in such plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements.

Johnson & Johnson has agreed that, if the Effective Time occurs prior to Momenta’s payment of 2020 bonuses, each Momenta employee who remains employed through the date 2020 bonuses are paid, or terminates employment prior to such date and under specified circumstances, will receive a 2020 bonus that is generally no less than such employee’s 2020 target bonus amount, subject to proration in the case of eligible new hires. In addition, paid time-off that has been accrued through the end of 2020 will, to the extent unused, be paid out to Momenta employees upon their transition to Johnson & Johnson’s paid time-off programs.

Momenta has agreed that, if requested by Johnson & Johnson in writing at least ten 10 business days prior to the Effective Time, Momenta will terminate its 401(k) plan effective as of the date immediately prior to the Effective Time. If Johnson & Johnson requests such termination, Johnson & Johnson will establish or designate one or more 401(k) plans for Momenta employees to participate in following the Effective Time, and provide that such plans will accept a “direct rollover” of contributions from the Momenta 401(k) plan if so elected by the applicable Momenta employee.

Momenta and Johnson & Johnson have also agreed to cooperate in good faith regarding any broad-based written or material oral communications to Momenta directors or employees relating to any post-closing compensation or benefit matters. In particular, Momenta will use commercially reasonable efforts to provide Johnson & Johnson with a copy of, and a reasonable amount of time to review and comment on, any such intended communication.

Stockholder Litigation. Momenta has agreed to promptly advise Johnson & Johnson of, and keep Johnson & Johnson reasonably informed about, any legal proceeding against Momenta and/or any of its directors (in their capacity as such) by any Momenta stockholders (on their own behalf or on behalf of Momenta) relating to the Merger Agreement or the transactions contemplated by it. Subject to execution of a customary joint defense agreement, and except if the Momenta Board has made a Momenta Board Recommendation Change, Momenta has agreed to give Johnson & Johnson the opportunity to consult with Momenta regarding, or participate in, but not control, the defense or settlement of any such legal proceeding. Momenta may not enter into any settlement agreement in respect of such legal proceeding against Momenta and/or its directors or officers relating to the Merger Agreement or any of the other transactions contemplated by it without Johnson & Johnson’s prior written consent.

Delisting. The parties have agreed to reasonably cooperate to take all actions necessary to delist the Shares from NASDAQ and terminate its registration under the Exchange Act, effective following the Effective Time.

14d-10 Matters. Momenta has agreed that, prior to the Expiration Time, the compensation committee of the Momenta Board will have taken all steps as may be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act any agreement, plan, program, arrangement or understanding entered into or established by Momenta or any of its subsidiaries with or on behalf of its officers, directors or employees, in each case, at or prior to the Expiration Time, including any amendment or modification thereto, and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding.

Tax Returns. Momenta has agreed to use commercially reasonable efforts to (a) prepare and file, or cause to be prepared and filed, all 2019 U.S. Federal, Massachusetts and all other material state income tax returns with respect to Momenta and its subsidiaries prior to the Closing in a manner consistent with past practice, except as otherwise required by applicable law, and (b) on or before the Closing, provide a copy of each such filed tax return to Johnson & Johnson.

Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of Momenta, Johnson & Johnson and Purchaser to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions prior to the Effective Time:

•	Purchaser will have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

No governmental authority of competent jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written agreement of Johnson & Johnson and Momenta;

(b)	by either Johnson & Johnson or Momenta:

(i) if (A) the Offer has not been consummated on or before January 19, 2021 (which we refer to as the “Termination Date”); provided, however, that if, as of the original Termination Date, any of the Antitrust Condition, the Restraint Condition (solely in respect of any antitrust law) or the Litigation Condition has not been satisfied, then the Termination Date will be automatically extended to April 19, 2021 (we refer to a termination as described in this clause (A) as an “End Date Termination”), or (B) the Offer has expired (and has not have been extended in accordance with the terms of the Merger Agreement) without acceptance for payment of the Shares tendered in the Offer (we refer to a termination as described in this clause (B) as an “Expired Offer Termination”); provided, however, that the right to terminate the Merger Agreement either as an End Date Termination or an Expired Offer Termination will not be available to any party whose material breach of its obligations under the Merger Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated on or before the date of such termination; or

(ii) if there exists any Legal Restraint (as defined in Section 15—“Conditions to the Offer”) which has become final and non-appealable; provided, that the right to so terminate the Merger Agreement will not be available to any party whose material breach of its obligations under the Merger Agreement has been the principal cause of or resulted in the existence of such Legal Restraint;

(c)	by Momenta, in the event that:

(i) (A) Momenta is not in breach of the Merger Agreement such that Johnson & Johnson has the right to terminate the Merger Agreement pursuant to a Momenta Breach Termination (as defined below), (B) Johnson & Johnson and/or Purchaser has breached or otherwise failed to perform any of their respective covenants or agreements, or other obligations under the Merger Agreement, or any of the representations and warranties of Johnson & Johnson and Purchaser set forth in the Merger Agreement has become or been inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent, materially delay or materially impair the ability of Johnson & Johnson or Purchaser to consummate the Offer and the Merger, and (C) such breach, failure to perform or inaccuracy of Johnson & Johnson and/or Purchaser is not capable of being cured by the Termination Date or is not cured within 20 business days following Momenta’s delivery of written notice to Johnson & Johnson of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Johnson & Johnson Breach Termination”); or

(ii) (A) the Momenta Board has determined to terminate the Merger Agreement in accordance with the terms described in the subsection “—Momenta Board Recommendation” above in order to concurrently with such termination enter into a definitive agreement with respect to a Superior

Proposal; provided that Momenta has complied in all material respects with the terms described in the subsection “—Momenta Board Recommendation; Termination and Superior Proposal” and “—No Solicitation” above, and (B) concurrently with and as a condition to such termination, the Momenta Board pays Johnson & Johnson the Termination Fee (we refer to a termination as described in this clause (ii) as a “Superior Offer Termination”); or

(d)	by Johnson & Johnson, in the event that:

(i) (A) Johnson & Johnson and Purchaser are not in breach of the Merger Agreement such that Momenta has the right to terminate the Merger Agreement pursuant to a Johnson & Johnson Breach Termination, (B) Momenta has breached or failed to perform any of its covenants or agreements or other obligations under the Merger Agreement that would give rise to the failure of the applicable Offer Condition to be satisfied if such breach or failure to perform were continuing as of immediately prior to the Expiration Time, or any of the representations and warranties of Momenta set forth in the Merger Agreement has been or become inaccurate, which inaccuracy would give rise to the failure of the applicable Offer Condition to be satisfied, and (C) such breach, failure to perform or inaccuracy of Momenta is not capable of being cured by the Termination Date or is not cured within 20 business days following Johnson & Johnson’s delivery of written notice to Momenta of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Momenta Breach Termination”); or

(ii) (A) a Momenta Board Recommendation Change has occurred or (B) following receipt by Momenta of an Acquisition Proposal that is publicly announced or otherwise publicly known, Momenta has failed to publicly reaffirm the Momenta Board Recommendation within ten business days of receipt of a written request by Johnson & Johnson to provide such reaffirmation (we refer to a termination as described in this clause (ii) as a “Change in Recommendation Termination”).

Effect of Termination. If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Termination Fee (as defined below), there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from any Fraud or Willful Breach (each, as defined below) of the Merger Agreement that occurs prior to such termination.

“Fraud” means common law fraud as defined under Delaware law with respect to the representations and warranties set forth in the Merger Agreement.

“Willful Breach” means a material breach of the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or constitute such material breach of the Merger Agreement.

Termination Fee. Momenta has agreed to pay Johnson & Johnson a termination fee of $205,000,000 (which we refer to as the “Termination Fee”) in the event that:

(a)

(i) the Merger Agreement is terminated by Johnson & Johnson or Momenta pursuant to an End Date Termination or an Expired Offer Termination (provided, that (A) at the time of such termination, the Antitrust Condition, the Restraint Condition (solely with respect to any U.S. antitrust law) and the Litigation Condition are satisfied and the Minimum Condition is not satisfied, and (B) with respect to such termination by Momenta, the right to terminate the Merger Agreement pursuant to an End Date Termination or Expired Offer Termination is then available to Johnson & Johnson); (ii) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, an Acquisition Proposal has been publicly announced or has become publicly disclosed or publicly known; and (iii) within twelve months following such termination of the Merger Agreement, (x) Momenta or any of its subsidiaries enters into a definitive agreement with any third party with respect to an Acquisition Transaction or (y) an Acquisition Transaction is consummated, in which case the Termination Fee will be payable within two business days after the earlier of the events in (x) or (y) (except that for purposes of determining if the Termination Fee is payable under this prong (a), all references to percentages in the definition of “Acquisition Transaction” described above under “—No Solicitation” will be deemed to be references to “50%”);

(b)

the Merger Agreement is terminated by Momenta pursuant to a Superior Offer Termination, in which case the Termination Fee is payable concurrently with and as a condition to the effectiveness of such termination; or

(c)

the Merger Agreement is terminated by Johnson & Johnson pursuant to a Change in Recommendation Termination, in which case the Termination Fee is payable within two business days after such termination.

In no event will Momenta be required to pay the Termination Fee on more than one occasion. The payment by Momenta of the Termination Fee (and interest payments in respect of any overdue payment, if applicable) will be the sole and exclusive remedy of Johnson & Johnson and Purchaser in the event of termination of the Merger Agreement under circumstances requiring the payment of a Termination Fee and for any and all losses or damages suffered or incurred by Johnson & Johnson or any of its affiliates or representatives in connection with the Merger Agreement and the transactions contemplated by it (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger (except that such payment by Momenta of the Termination Fee will not limit the rights or remedies of Johnson & Johnson or any of its affiliates under the equitable remedy provisions described in “—Remedies” below or in the case of Fraud or Willful Breach).

Remedies. Johnson & Johnson, Purchaser and Momenta have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties have acknowledged and agreed that in the event of any breach by Momenta, on the one hand, or Johnson & Johnson and/or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, Momenta, on the one hand, and Johnson & Johnson and Purchaser, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent or restrain breaches of the Merger Agreement by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. Momenta, on the one hand, and Johnson & Johnson and Purchaser, on the other hand, have agreed not to oppose the availability of the equitable remedy of specific performance on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Fees and Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by it will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

The Confidentiality Agreement

On April 15, 2019, Momenta entered into a Confidential Disclosure Agreement with Janssen Research & Development, LLC, an affiliate of Johnson & Johnson, to facilitate certain discussions between the parties regarding a possible business arrangement between Johnson & Johnson and Momenta (the “Prior CDA”). The terms of the Prior CDA were superseded by the terms of the Confidentiality Agreement described below.

On July 1, 2020, Momenta and Janssen Global Services, LLC, an affiliate of Johnson & Johnson, entered into a letter agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Janssen Global Services, LLC and its affiliates, including Johnson & Johnson, agreed, among other things, to keep certain non-public information concerning Momenta confidential (subject to certain exceptions) for a period of two years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Johnson & Johnson is also subject to standstill restrictions for twelve months with respect to the securities of Momenta with customary fallaway provisions and permission for Johnson & Johnson to confidentially approach the Chief Executive Officer of Momenta or the Momenta Board during the standstill period. However, notwithstanding the foregoing and pursuant to the Merger Agreement, Momenta has waived such standstill restrictions with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by the Merger Agreement.

Retention Agreements

On August 19, 2020, Momenta entered into an executive retention agreement (a “Retention Agreement”) with each of Santiago Arroyo, Jo-Ann Beltramello, Alejandra Carvajal, Ian Fier, Young Kwon and Anthony Manning, (each, a “Momenta Executive”), modifying certain provisions of each Momenta Executive’s employment agreement with Momenta. The Retention Agreements were entered into to secure the continued employment of the applicable Momenta Executive with Momenta following the Effective Time. Under the terms of the Retention Agreements, if within six months following the Effective Time Momenta terminates a Momenta Executive’s employment other than for Cause (as defined in the Momenta Executive’s employment agreement) or the Momenta Executive’s employment terminates due to his or her death or Disability (as defined in the Momenta Executive’s employment agreement), the Momenta Executive will generally be entitled to receive (a) a cash bonus for 2020, as described above, (b) a cash payment equal to 50% of the Momenta Executive’s annual base salary as of August 8, 2020 (the “Retention Bonus”) and (c) the severance payments and benefits provided for under the Momenta Executive’s employment agreement with Momenta (collectively, the “Severance Benefits”). In the event a Momenta Executive resigns for Good Reason (as defined in the Retention Agreements) within six months following the Effective Time, the Momenta Executive generally will be entitled to receive the severance payments and benefits described above other than the Retention Bonus.

Additionally, if a Momenta Executive remains an active, full-time employee of Momenta or Johnson & Johnson through the six-month anniversary of the Effective Time, the Momenta Executive will generally be entitled to receive a lump sum cash payment equal to the Retention Bonus plus the cash value of the Severance Benefits. Thereafter, the Momenta Executives will not be entitled to any severance or separation payments or benefits under their employment agreements or Retention Agreements and, if they remain employed with Johnson & Johnson, will be eligible for severance benefits under the applicable Johnson & Johnson severance policy.

A more complete description of the Retention Agreements is included under the sub-heading “Retention Agreement Severance Benefits and Retention Payments” in the Schedule 14D-9.

12.	Purpose of the Offer; Plans for Momenta.

Purpose of the Offer. The purpose of the Offer is for Johnson & Johnson, through Purchaser, to acquire control of, and the entire equity interest in, Momenta. The Offer, as the first step in the acquisition of Momenta, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Johnson & Johnson and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Momenta and will no longer participate in the future growth of Momenta. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Momenta, regardless of whether or not they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger in compliance with Section 262 of the DGCL, the amounts to which such holders of Shares are entitled in accordance thereunder.

Merger Without a Vote of the Momenta Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of Momenta’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation and its affiliates own at least such percentage of the shares of stock, and each class or series thereof of the target corporation that, absent Section 251(f) of the DGCL, would be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be effected in accordance with Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Momenta, in accordance with Section 251(h) of the DGCL.

Plans for Momenta. Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of Momenta will be managed as one of the Janssen Pharmaceuticals Companies of Johnson & Johnson. Johnson & Johnson currently intends to continue to evaluate the business and operations of Momenta after the Effective Time and will take actions that it deems appropriate under the circumstances then existing.

Pursuant to the Merger Agreement, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the directors of Purchaser immediately prior to the Effective Time will be, from and after the Effective Time, the initial directors of the Surviving Corporation, and the officers of Momenta immediately prior to the Effective Time will be, from and after the Effective Time, the initial officers of the Surviving Corporation.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither we nor Johnson & Johnson has any present plans or proposals that would result in (a) any extraordinary transaction involving Momenta or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of Momenta or any of its subsidiaries, (c) any material change in Momenta’s capitalization or dividend rate or policy or indebtedness, (d) any change in the present board of directors or management of Momenta, (e) any other material change in Momenta’s corporate structure or business, (f) any class of equity securities of Momenta being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (g) any class of equity securities of Momenta becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (h) the suspension of Momenta’s obligation to file reports under Section 15(d) of the Exchange Act, (i) the acquisition by any person of additional securities of Momenta, or the disposition of securities of Momenta, or (j) any changes in Momenta’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.	Certain Effects of the Offer.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the Acceptance Time and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Momenta will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the Acceptance Time and the consummation of the Merger.

Market for Shares. If the Offer is consummated and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as soon as practicable following the consummation of the Offer. As a result of the Merger, there will be no public or other market for the Shares.

Stock Quotation. The Shares are currently quoted on NASDAQ. However, the rules of NASDAQ establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the NASDAQ. Among these criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of NASDAQ for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected. Johnson & Johnson, Purchaser and Momenta have agreed to take, or cause to be taken, all actions necessary to delist the Shares from NASDAQ after the Effective Time. We expect to consummate the Merger as soon as practicable following the Acceptance Time and, if the Merger takes place, Momenta will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The registration of the Shares may be terminated upon application by Momenta to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Momenta to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Momenta, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Momenta and persons holding “restricted securities” of Momenta to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Select Market as described above. Johnson & Johnson and Purchaser currently intend to cause Momenta to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act) after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, neither Momenta nor any of its subsidiaries will declare, set aside, make or pay any dividends or distributions (whether in cash, stock or property) on any shares of its capital stock, except (a) dividends paid to Momenta or one of its wholly owned subsidiaries by another of Momenta’s wholly owned subsidiaries with respect to its capital stock or other equity interests or (b) with the prior written consent of Johnson & Johnson (which consent shall not be unreasonably withheld, conditioned or delayed).

15.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Merger Agreement, in the event that, as of immediately prior to the Expiration Time:

(A)

any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act has not expired or been terminated or there is in effect any voluntary agreement between Johnson & Johnson and Momenta, on the one hand, and the FTC or the DOJ, on the other hand, pursuant to which Johnson & Johnson and Momenta have agreed not to consummate the Offer or the Merger (the “Antitrust Condition”);

(B)

as of immediately prior to the Expiration Time, there have not been validly tendered (and not withdrawn in accordance with the terms of the Offer), and received by the Depositary in accordance with Section 251(h) of the DGCL (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), a number of Shares that, together with the Shares then owned by Johnson & Johnson, Purchaser and their respective affiliates (if any), represent at least a majority of all then outstanding Shares on a fully-diluted basis (the “Minimum Condition”); or

(C)	any of the following has occurred and continues to exist:

1.

any governmental authority of competent and applicable jurisdiction has (i) enacted, issued or promulgated any law that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement or (ii) issued or granted any order, that is in effect as of the Expiration Time and has the effect of making the transactions contemplated by the Merger Agreement illegal or the effect of prohibiting or otherwise preventing the transactions contemplated by the Merger Agreement (we refer to a law or order as described in this Item (C)(1) as a “Legal Restraint”) (the “Restraint Condition”);

2.

there is any pending legal proceeding under any U.S. antitrust law brought by any applicable governmental authority that (i) challenges or seeks to make illegal, prohibit or otherwise prevent the transactions contemplated by the Merger Agreement or (ii) seeks to impose any Burdensome Condition (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Antitrust Filings”) thereon (the “Litigation Condition”);

3.

(i)    the representation and warranty of Momenta with respect to the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) from December 31, 2019 until the date of the Merger Agreement is not true and correct in all respects as of immediately prior to the Expiration Time as though made as of that time (and the Company Material Adverse Effect described therein is continuing as of immediately prior to the Expiration Time);

(ii)    certain specified representations and warranties of Momenta with respect to capitalization are not true and correct in all respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date), except for any de minimis inaccuracies;

(iii)    certain specified representations and warranties of Momenta with respect to organization, good standing, capitalization, subsidiaries, corporate power and authority to enter into the Merger Agreement, stockholder approval of the Merger Agreement, Momenta’s brokers and other advisors and anti-takeover laws (without giving effect to any qualification as to “materiality” or

“Company Material Adverse Effect” qualifiers set forth therein) are not true and correct in all material respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date); or

(iv)    any other representation or warranty of Momenta set forth in Article IV of the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) is not true and correct in all respects as of immediately prior to the Expiration Time as though made as of that time (except to the extent expressly made as of an earlier date, in which case as of that earlier date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect (the Offer Conditions set forth in clauses (i) through (iv), the “Representations Condition”);

4.

Momenta has breached or failed to perform in any material respect any agreement or covenant to be performed, or complied with, by it under the Merger Agreement prior to the Expiration Time and the breach or failure has not been cured as of immediately prior to the Expiration Time (the “Covenant Condition”);

5.

a Company Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement and is continuing as of immediately prior to the Expiration Time (the “MAE Condition”);

6.

Momenta has not delivered to Johnson & Johnson a certificate, signed on behalf of Momenta by its Chief Executive Officer, certifying that the Representations Condition, the Covenant Condition and the MAE Condition have been satisfied as of immediately prior to the Expiration Time; or

7.	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are for the sole benefit of Johnson & Johnson and Purchaser, may be asserted by Johnson & Johnson or Purchaser and may be waived by Johnson & Johnson and Purchaser in whole or in part at any time and from time to time in the sole discretion of Johnson & Johnson and Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Johnson & Johnson or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Purchaser expressly reserves the right to waive any of the Offer Conditions and make any changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of Momenta, we are not permitted to (a) waive or modify the Minimum Condition, the Antitrust Condition or the Restraint Condition, (b) change the form of consideration payable in the Offer, (c) decrease the Offer Price, (d) decrease the number of Shares sought to be purchased in the Offer, (e) extend the Offer or the Expiration Time except as permitted under the Merger Agreement, (f) impose conditions to the Offer other than the Offer Conditions or (g) amend any term or condition of the Offer in any manner that is adverse to the Momenta stockholders.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Momenta with the SEC, other publicly available information concerning Momenta and other information made available to Purchaser by Momenta, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Momenta’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Johnson & Johnson as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Momenta’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer”.

State Takeover Statutes.

A number of states (including Delaware, where Momenta is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Momenta, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, Momenta has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who individually or with or through any of its affiliates or associates, owns (as defined in Section 203 of the DGCL) 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

Momenta has represented to Purchaser and Johnson & Johnson that its Board of Directors has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger Agreement or the transactions contemplated by it, including the Offer and the Merger. In addition, Momenta has represented that it is not aware of any other state takeover statute or similar regulation that applies or purports to apply to the Offer or the Merger or the other transactions contemplated by the Merger Agreement. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Momenta, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of that statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer”.

United States Antitrust Laws. Under the HSR Act, and the rules and regulations promulgated thereunder, certain transactions may not be consummated until HSR Notification and Report Forms (“HSR Notifications”) have been filed with the FTC and the DOJ and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which will expire at 11:59 p.m., New York City time, on September 14, 2020 unless the waiting period is terminated earlier or extended by a Request for Additional Information and Documentary Material (a “Second Request”). If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 10-day waiting period, which would begin to run only after the acquiring party has certified substantial compliance with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Momenta and Johnson & Johnson each file an HSR Notification with the FTC and the DOJ and the applicable waiting period has expired or been terminated. Momenta and Johnson & Johnson made the necessary filings with the FTC and the DOJ on August 28, 2020. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger (which Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11— “The Transaction Agreements—Reasonable Best Efforts” and Section 15—“Conditions to the Offer.”

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Momenta and Johnson & Johnson are engaged, Johnson & Johnson and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place in accordance with Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, if any, as determined by the Delaware Court of Chancery, in lieu of the consideration you would otherwise be entitled to for your Shares pursuant to the Merger Agreement. From and after the Effective Time, Shares held by stockholders who are entitled to demand and have properly and validly demanded their appraisal rights in compliance in all respects with Section 262 of the DGCL will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, other than the right to receive such amount as may be determined pursuant to Section 262 of the DGCL. This value may be the same, more than or less than the Offer Price. Moreover, Purchaser or Momenta may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the Offer Price.

The following is intended as a brief summary of the material provisions of Section 262 of the DGCL required to be followed by a holder of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex III. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, the stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is September 2, 2020), properly deliver to Momenta, at the address indicated in Section 8 of the Schedule 14D-9, a demand in writing for appraisal of Shares held, which demand must reasonably inform Momenta of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares entitled to appraisal within 120 days after the Effective Time, unless Momenta or another holder of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so. Momenta is under no obligation to file any petition and has no intention of doing so.

The foregoing summary of the rights of Momenta stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. A copy of Section 262 of the DGCL will be included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which

Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Price as that paid in the Offer.

Litigation. To the knowledge of Johnson & Johnson and Purchaser, as of September 1, 2020, there is no pending litigation against Johnson & Johnson, Purchaser or Momenta in connection with the Merger or the Transactions.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange is required to authorize a merger if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired on the terms set forth in a merger agreement that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (b) immediately following the consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, together with the stock otherwise owned by the acquiring company or its affiliates equals at least such percentage of the stock of the company to be acquired, and of each class and series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the certificate of incorporation of the company to be acquired. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Momenta stockholders. Following the Acceptance Time, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Johnson & Johnson, Purchaser and Momenta will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Momenta stockholders in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

Johnson & Johnson and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection with their respective services.

Neither Johnson & Johnson nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Johnson & Johnson or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Johnson & Johnson, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Johnson & Johnson and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments to it. In addition, Momenta has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Momenta Board Recommendation and the reasons for the Momenta Board Recommendation and furnishing certain additional related information. A copy of these documents, and any amendments to them, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8— “Certain Information Concerning Johnson & Johnson and Purchaser”.

Vigor Sub, Inc.

September 2, 2020

SCHEDULE I—INFORMATION RELATING TO JOHNSON & JOHNSON AND PURCHASER

Johnson & Johnson

The following table sets forth information about Johnson & Johnson’s directors and executive officers as of September 2, 2020. The current business address of each such person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the business telephone number of each such person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position at Johnson & Johnson
Alex Gorsky	Chairman, Board of Directors; Chairman, Executive Committee; Chief Executive Officer; Chair, Finance Committee

Mary C. Beckerle, Ph.D.	Director; Chair, Science, Technology & Sustainability Committee; Member, Regulatory Compliance Committee

D. Scott Davis	Director; Chair, Audit Committee; Member, Compensation & Benefits Committee

Ian E. L. Davis	Director; Member, Audit Committee; Member, Regulatory Compliance Committee

Jennifer A. Doudna, Ph.D.	Director; Member, Science, Technology & Sustainability Committee

Marillyn A. Hewson	Director; Member, Compensation & Benefits Committee

Hubert Joly	Director; Member, Nominating & Corporate Governance Committee

Mark B. McClellan	Director; Member, Regulatory Compliance Committee; Member, Science, Technology & Regulatory Compliance Committee

Anne M. Mulcahy	Director; Chair, Nominating & Corporate Governance Committee; Member, Audit Committee; Member, Finance Committee

Charles Prince	Director; Chair, Regulatory Compliance Committee; Member, Nominating & Corporate Governance Committee

A. Eugene Washington, M.D., M.Sc.	Director; Member, Compensation & Benefits Committee; Member, Science, Technology & Sustainability Committee

Mark A. Weinberger	Director; Member, Audit Committee; Member, Regulatory Compliance Committee

Ronald A. Williams	Director; Chair, Compensation & Benefits Committee; Member Nominating & Corporate Governance Committee

Joaquin Duato	Vice Chairman, Executive Committee

Peter Fasolo, Ph.D.	Member, Executive Committee; Executive Vice President, Chief Human Resources Officer

Ashley McEvoy	Member, Executive Committee; Executive Vice President, Worldwide Chairman, Medical Devices

Thibaut Mongon	Member, Executive Committee, Executive Vice President, Worldwide Chairman, Consumer

Michael Sneed	Member, Executive Committee; Executive Vice President, Global Corporate Affairs & Chief Communication Officer

Paul Stoffels, M.D.	Vice Chairman, Executive Committee; Chief Scientific Officer

Name	Position at Johnson & Johnson

Jennifer Taubert	Member, Executive Committee; Executive Vice President, Worldwide Chairman, Pharmaceuticals

Michael Ullmann	Member, Executive Committee; Executive Vice President, General Counsel

Kathy Wengel	Member, Executive Committee; Executive Vice President, Chief Global Supply Chain Officer

Joseph J. Wolk	Member, Executive Committee; Executive Vice President, Chief Financial Officer

Executive Officers and Directors of Johnson & Johnson

ALEX GORSKY

Alex Gorsky has served as Chairman of the Board of Johnson & Johnson since December 2012 and as Chief Executive Officer and Chairman of the Executive Committee since April 2012. Mr. Gorsky began his Johnson & Johnson career with Janssen Pharmaceutica Inc. in 1988. Over the next 15 years, he advanced through positions of increasing responsibility in sales, marketing and management. In 2001, Mr. Gorsky was appointed President of Janssen Pharmaceutical Inc., and in 2003 he was named Company Group Chairman of the Johnson & Johnson pharmaceutical business in Europe, the Middle East and Africa. Mr. Gorsky left Johnson & Johnson in 2004 to join Novartis Pharmaceuticals Corporation, where he served as head of the pharmaceutical business in North America. Mr. Gorsky returned to Johnson & Johnson in 2008 as Company Group Chairman for Ethicon. In early 2009, he was appointed Worldwide Chairman of the Surgical Care Group and member of the Executive Committee. In September 2009, he was appointed Worldwide Chairman of the Medical Devices and Diagnostics Group. Mr. Gorsky became Vice Chairman of the Executive Committee in January 2011. Mr. Gorsky serves on the Boards of the Travis Manion Foundation, the National Academy Foundation and the Wharton Board of Overseers. He is a Member of the Board of the Business Roundtable and serves as the Chairman of its Corporate Governance Committee. Mr. Gorsky has served as a director of International Business Machines Corporation since 2014.

MARY C. BECKERLE, Ph.D.

Mary C. Beckerle, Ph.D. has served as an independent director of Johnson & Johnson since 2015. Dr. Beckerle has served as Chief Executive Officer of the Huntsman Cancer Institute at the University of Utah since 2006. She is the Associate Vice President for Cancer Affairs and a Distinguished Professor of Biology and Oncological Sciences at the University of Utah. Dr. Beckerle joined the faculty of the University of Utah in 1986 and currently holds the Jon M. Huntsman Presidential Endowed Chair. Dr. Beckerle has served on the National Institute of Health (NIH) Advisory Committee to the Director, on the Board of Directors of the American Association for Cancer Research, as President of the American Society for Cell Biology and as the Chair of the American Cancer Society Council for Extramural Grants. She currently serves on a number of scientific advisory boards, including the Medical Advisory Board of the Howard Hughes Medical Institute, the Board of Scientific Advisors of the National Cancer Institute (USA) and the External Advisory Board of the Dana Farber/Harvard Cancer Center.

D. SCOTT DAVIS

D. Scott Davis has served as an independent director of Johnson & Johnson since 2014. Mr. Davis served as Chairman and Chief Executive Officer of United Parcel Service, Inc. (UPS) (shipment and logistics) from 2008 to 2014, and as Chairman from 2014 to 2016. Previously, Mr. Davis held various leadership positions with UPS, primarily in the finance and accounting area, including as Vice Chairman and Chief Financial Officer. Mr. Davis is a Certified Public Accountant. He previously served on the Board of the Federal Reserve Bank of Atlanta from 2003 to 2009, serving as Chairman in 2009.

IAN E. L. DAVIS

Ian E. L. Davis has served as an independent director of Johnson & Johnson since 2010. Mr. Davis is currently non-executive Chairman, Rolls-Royce Holdings plc. Mr. Davis retired from McKinsey & Company (management consulting) in 2010 as a Senior Partner, having served as Chairman and Worldwide Managing Director from 2003 until 2009. In his more than 30 years at McKinsey, he served as a consultant to a range of global organizations across the public, private and not-for-profit sectors. Prior to becoming Chairman and Worldwide Managing Director, he was Managing Partner of McKinsey’s practice in the United Kingdom and Ireland. His experience included oversight for McKinsey clients and services in Asia, Europe, the Middle East and Africa, and expertise in the consumer products and retail industries. Mr. Davis is a Director Majid Al Futtaim Holding LLC, and a Senior Advisor at Apax Partners, a private equity firm.

JENNIFER A. DOUDNA, Ph.D.

Jennifer A. Doudna, Ph.D. has served as an independent director of Johnson & Johnson since 2018. Dr. Doudna joined the faculty at University of California, Berkeley, as a Professor of Biochemistry & Molecular Biology in 2002. She directs the Innovative Genomics Institute, a joint UC Berkeley-UC San Francisco center, holds the Li Ka Shing Chancellor’s Professorship in Biomedical and Health, and is the Chair of the Chancellor’s Advisory Committee on Biology at UC Berkeley. Dr. Doudna is Principal Investigator at the Doudna Lab at UC Berkeley and has founded and serves on the Scientific Advisory Boards of Caribou Biosciences, Inc. and Intellia Therapeutics, Inc., both leading CRISPR genome engineering companies. She has been an Investigator with the Howard Hughes Medical Institute since 1997. Dr. Doudna is the recipient of numerous scientific awards in biochemistry and genetics. Dr. Doudna is a Director of Driver Inc. and a Trustee for Pomona College.

MARILLYN A. HEWSON

Marillyn A. Hewson has served as an independent director of Johnson & Johnson since 2019. Ms. Hewson has served since January 2014 as Chairman, President and Chief Executive Officer of Lockheed Martin Corporation (aerospace), a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. Ms. Hewson was Chief Executive Officer and President of Lockheed Martin from January to December 2013 and has served as a Director since 2012. Ms. Hewson currently serves on the University of Alabama’s Culverhouse College of Commerce Board of Visitors and its President’s Cabinet, the Boards of Governors of the United Service Organizations (USO) and Aerospace Industries Association, the Boards of Directors of the Congressional Medal of Honor Foundation, Catalyst, Inc., and the Business Roundtable, and the International Advisory Board of the Atlantic Council. Ms. Hewson also serves on the Board of Trustees for King Abdullah University of Science and Technology in the Kingdom of Saudi Arabia and Khalifa University of Science and Technology in the United Arab Emirates.

HUBERT JOLY

Hubert Joly has served as an independent director of Johnson & Johnson since 2019. Mr. Joly became the Executive Chairman of Best Buy Co., Inc. (consumer electronics) in June 2019, having joined the company in 2012 as President and Chief Executive Officer and becoming Chairman, President, and Chief Executive in 2015. From 2004 to 2008, he was Global President and Chief Executive Officer, Carlson Wagonlit Travel, and then served as President and Chief Executive Officer of Carlson Companies from 2008 to 2012. In 1999, he joined Vivendi as Global Chief Executive Officer, Vivendi Universal Games, and was later appointed Executive Vice President of U.S. Assets and Deputy Chief Financial Officer of Vivendi Universal. Prior roles included, from 1996 to 1999, Vice President, Europe and President of Electronic Data Systems France and, from 1983 to 1996, McKinsey & Company, eventually serving as Partner. Mr. Joly is also a Vice Chairman of The Business Council and serves on the Board of Directors of Sciences Po Foundation, the Board of Trustees of the Minneapolis Institute of Art and the International Advisory Board of his alma mater, HEC Paris. Mr. Joly is a dual citizen of France and the United States of America.

MARK B. MCCLELLAN, M.D., Ph.D.

Mark B. McClellan, M.D., Ph.D. has served as an independent director of Johnson & Johnson since 2013. Dr. McClellan became the inaugural Director of the Duke-Robert J. Margolis, MD, Center for Health Policy and the Margolis Professor of Business, Medicine and Policy at Duke University in January 2016. He is also a faculty member at Dell Medical School at The University of Texas in Austin. Previously, he served from 2007 to 2015 as a Senior Fellow in Economic Studies and as Director of the Initiatives on Value and Innovation in Health Care at the Brookings Institution. Dr. McClellan served as Administrator of the Centers for Medicare & Medicaid Services for the U.S. Department of Health and Human Services from 2004 to 2006 and as Commissioner of the U.S. Food and Drug Administration (FDA) from 2002 to 2004. He served as a Member of the President’s Council of Economic Advisers and as Senior Director for Healthcare Policy at the White House from 2001 to 2002 and, during the Clinton administration, held the position of Deputy Assistant Secretary for Economic Policy for the Department of the Treasury. Dr. McClellan previously served as an Associate Professor of Economics and Medicine with tenure at Stanford University, where he also directed the Program on Health Outcomes Research. Dr. McClellan is the founding Chair and a current Board member of the Reagan-Udall Foundation, is a Member of the National Academy of Medicine, Chairs the Academy’s Leadership Consortium for Value and Science-Driven Health Care, and Co-Chairs the Guiding Committee of the Health Care Payment Learning and Action Network. He sits on the Boards of Directors of ResearchAmerica!, Long Term Quality Alliance, Alignment Healthcare, Seer, Inc., National Alliance for Hispanic Health and the Alliance for Health Policy.

ANNE M. MULCAHY

Anne M. Mulcahy has served as lead independent director of Johnson & Johnson since 2012 and has been on the Board since 2009. Ms. Mulcahy was Chairman and Chief Executive Officer of Xerox Corporation (business equipment and services) until July 2009, when she retired as CEO after eight years in the position. Prior to serving as CEO, Ms. Mulcahy was President and Chief Operating Officer of Xerox. She also served as President of Xerox’s General Markets Operations, which created and sold products for reseller, dealer and retail channels. Earlier in her career at Xerox, which began in 1976, Ms. Mulcahy served as Vice President for Human Resources with responsibility for compensation, benefits, human resource strategy, labor relations, management development and employee training; and as Vice President and Staff Officer for Customer Operations, covering South America and Central America, Europe, Asia and Africa. Ms. Mulcahy was the U.S. Board Chair of Save the Children from March 2010 to February 2017, and was appointed as a Trustee in February 2018.

CHARLES PRINCE

Charles Prince has served as an independent director of Johnson & Johnson since 2006. Mr. Prince served as Chief Executive Officer of Citigroup Inc. (financial services) from 2003 to 2007 and as Chairman from 2006 to 2007. Previously, he served as Chairman and Chief Executive Officer of Citigroup’s Global Corporate and Investment Bank from 2002 to 2003, Chief Operating Officer from 2001 to 2002 and held positions of increasing responsibility since joining Commercial Credit Company, a predecessor to Citigroup, in 1979. Mr. Prince began his career as an attorney at U.S. Steel Corporation in 1975. Mr. Prince is a Director of Lord Abbett Family of Funds and a member of the Council on Foreign Relations and The Council of Chief Executives.

A. EUGENE WASHINGTON, M.D., M.SC.

A. Eugene Washington, M.D., M.SC. has served as an independent director of Johnson & Johnson since 2012. Dr. Washington is Duke University’s Chancellor for Health Affairs and the President and Chief Executive Officer of the Duke University Health System. Previously, he was Vice Chancellor of Health Sciences, Dean of the David Geffen School of Medicine at UCLA; Chief Executive Officer of the UCLA Health System; and Distinguished Professor of Gynecology and Health Policy at UCLA. Prior to UCLA, he served as Executive Vice Chancellor and Provost at the University of California, San Francisco (UCSF) from 2004 to 2010. Dr. Washington co-founded UCSF’s Medical Effectiveness Research Center for Diverse Populations in 1993 and served as Director until 2005. He was Chair of the Department of Obstetrics, Gynecology, and Reproductive

Sciences at UCSF from 1996 to 2004. Dr. Washington also co-founded the UCSF-Stanford Evidence-based Practice Center and served as its first Director from 1997 to 2002. Prior to UCSF, Dr. Washington worked at the Centers for Disease Control and Prevention. Dr. Washington was elected to the National Academy of Sciences’ Institute of Medicine in 1997, where he served on its governing Council. He was founding Chair of the Board of Governors of the Patient-Centered Outcomes Research Institute, served as a member of the Scientific Management Review Board for the NIH, and also served as Chairman of the Board of Directors of both the California HealthCare Foundation and The California Wellness Foundation. Dr. Washington serves on the Boards of Directors of the Kaiser Foundation Hospitals and Kaiser Foundation Health Plan, Inc.

MARK A. WEINBERGER

Mark A. Weinberger has served as an independent director of Johnson & Johnson since 2019. Mr. Weinberger served as the Global Chairman and Chief Executive Officer of EY (Ernst & Young) (professional services) from 2013 through June 2019, having served as Global Chairman and CEO-elect in the prior year. He was Assistant Secretary of the U.S. Treasury in the George W. Bush Administration and was appointed by President Bill Clinton to serve on the U.S. Social Security Administration Advisory Board. Mr. Weinberger is on the Board of Directors of the Business Roundtable and he previously chaired its Tax and Fiscal Policy Committee and Audit Committee. He is also a Member of the International Advisory Board of British-American Business Council and is on the Board of Advisors for the American Council for Capital Formation. Mr. Weinberger is a Strategic Advisor to the FCLTGlobal (Focusing Capital on the Long-term), is on the CEO Advisory Council of JUSTCapital, and serves on the Board of Directors of the National Bureau of Economic Research and the Aspen Economic Strategy Group. He is also on the Boards of Trustees for the United States Council for International Business, the Greater Washington Partnership, The Concord Coalition, Emory University and Case Western Reserve University. Mr. Weinberger has served as a director of Saudi Aramco since 2020 and as a director of MetLife Inc. since 2019.

RONALD A. WILLIAMS

Ronald A. Williams has served as an independent director of Johnson & Johnson since 2011. Mr. Williams served as Chairman and Chief Executive Officer of Aetna Inc. (managed care and health insurance) from 2006 to 2010 and as Chairman from 2010 until his retirement in April 2011. He is also an advisor to the private equity firm Clayton, Dubilier & Rice, LLC. In addition, Mr. Williams serves on the Boards of Directors of Peterson Institute for International Economics, the National Academy Foundation and the President’s Circle of the National Academics, the Advisory Board of Peterson Center on Healthcare and is Vice Chairman of the Board of Trustees of The Conference Board. Previously, Mr. Williams served on President Barack Obama’s Management Advisory Board from 2011 to January 2017, as Chairman of the Council for Affordable Quality Healthcare from 2007 to 2010, as Vice Chairman of The Business Council from 2008 to 2010 and on the Board of MIT Corporation until July 2019.

JOAQUIN DUATO

Joaquin Duato has served as Johnson & Johnson’s Vice Chairman of the Executive Committee since July 2018 and as a member of the Executive Committee since 2016. From 2016 to July 2018, Mr. Duato served as Executive President, Worldwide Chairman, Pharmaceuticals. From 2011 to 2016, he served as Worldwide Chairman, Pharmaceuticals. Mr. Duato is a dual citizen of Spain and the United States of America.

PETER FASOLO, Ph.D.

Peter M. Fasolo, Ph.D. has served as Johnson & Johnson’s Executive Vice President, Chief Human Resources officer since April 2016 and as a member of the Executive Committee since 2011. From 2010 to 2016, Dr. Fasolo served as Vice President, Global Human Resources.

ASHLEY MCEVOY

Ashley McEvoy has served as Johnson & Johnson’s Executive Vice President, Worldwide Chairman, Medical Devices and as a member of the Executive Committee since July 2018. From 2014 to 2018, Ms. McEvoy served as Company Group Chairman, Consumer Medical Devices. From 2012 to 2014, Ms. McEvoy served as Company Group Chairman, Vision Care.

THIBAUT MONGON

Thibaut Mongon has served as Johnson & Johnson’s Executive Vice President, Worldwide Chairman, Consumer Health and as a member of the Executive Committee since 2019. From 2014 to 2019, Mr. Mongon served as Company Group Chairman Asia-Pacific. Mr. Mongon is a citizen of France.

MICHAEL SNEED

Michael E. Sneed has served as Johnson & Johnson’s Executive Vice President, Global Corporate Affairs and Chief Communication Officer since January 2018 and a member of the Executive Committee since July 2018. From 2012 to 2018, Mr. Sneed served as Vice President, Global Corporate Affairs and Chief Communications Officer.

PAUL STOFFELS, M.D.

Paul Stoffels, M.D. has served as Johnson & Johnson’s Vice Chairman of the Executive Committee, Chief Scientific Officer since 2018. Dr. Stoffels has served on the Executive Committee since 2012. From 2016 to 2018, Dr. Stoffels served as Executive Vice President, Chief Scientific Officer. From 2012 to 2016, Dr. Stoffels served as Chief Scientific Officer. Dr. Stoffels is a citizen of Belgium.

JENNIFER TAUBERT

Jennifer L. Taubert has served as Johnson & Johnson’s Executive Vice President, Worldwide Chairman, Pharmaceuticals and as a member of the Executive Committee since July 2018. From 2015 to July 2018, Ms. Taubert served as Company Group Chairman, The Americas, Pharmaceuticals. From 2012 to 2015, Ms. Taubert served as Company Group Chairman, North America Pharmaceuticals.

MICHAEL ULLMANN

Michael H. Ullmann has served as Johnson & Johnson’s Executive Vice President, General Counsel since April 2016 and as a member of the Executive Committee since 2012. From 2012 to 2016, Mr. Ullmann served as Vice President, General Counsel.

KATHY WENGEL

Kathryn E. Wengel has served as Johnson & Johnson’s Executive Vice President, Chief Global Supply Chain Officer and as a member of the Executive Committee since July 2018. From 2014 to July 2018, Ms. Wengel served as Vice President, Johnson & Johnson Supply Chain.

JOSEPH J. WOLK

Joseph J. Wolk has served as Johnson & Johnson’s Executive Vice President, Chief Financial Officer and as a member of the Executive Committee since July 2018. From 2016 to July 2018, Mr. Wolk served as Vice President, Investor Relations. From 2014 to 2016, Mr. Wolk served as Vice President, Finance and Chief Financial Officer of the Janssen Pharmaceutical Companies of Johnson & Johnson.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of September 2, 2020. The current business address of each such person is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the business telephone number of each such person is (732) 524-0400. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position at Purchaser
Susan S. Hohenleitner	Director; President and Chief Executive Officer

Duane M. Van Arsdale	Director; Chief Financial Officer, Vice President and Treasurer

Jonathan M. Bryant	Director; General Counsel and Secretary

Executive Officers and Directors of Purchaser

SUSAN HOHENLEITNER

Susan S. Hohenleitner has served as Vice President of Finance, Johnson & Johnson Innovation since April 2019. From May 2018 to April 2019, Ms. Hohenleitner was Vice President of Finance, Acquisition and Divestiture Operations at Johnson & Johnson. From December 2015 to May 2018, Ms. Hohenleitner served as Vice President of Finance, Johnson & Johnson Supply Chain Deliver. Since August 2020, Ms. Hohenleitner has served as a director and as President and Chief Executive Officer of Purchaser.

DUANE VAN ARSDALE

Duane M. Van Arsdale has served as Assistant Treasurer, Mergers and Acquisitions at Johnson and Johnson since February 2018. From October 2013 to February 2018, Mr. Van Arsdale served as Senior Finance Director Oncology at Janssen Biotech Inc., a subsidiary of Johnson & Johnson. Since August 2020, Mr. Van Arsdale has served as a director and as Chief Financial Officer, Vice President and Treasurer of Purchaser.

JONATHAN BRYANT

Jonathan M. Bryant has served as an in-house attorney at Johnson & Johnson since March 2009. Since August 2020, Mr. Bryant has served as a director and as General Counsel and Secretary of Purchaser.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by hand, express mail, courier

or other expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders may call toll free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833